   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 9, 1999

                                                  REGISTRATION NO. 333 - _____
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------
                                 IMRGLOBAL CORP.
             (Exact Name of Registrant as Specified in Its Charter)

              FLORIDA                                        59-2911475
   (State or Other Jurisdiction of                         (I.R.S.Employer
   Incorporation or Organization)                          Identification No.)

                            100 SOUTH MISSOURI AVENUE
                            CLEARWATER, FLORIDA 33756
                                 (727) 467-8000
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant=s Principal Executive Offices)


                                   DILIP PATEL
                                 IMRGLOBAL CORP.
                            100 SOUTH MISSOURI AVENUE
                            CLEARWATER, FLORIDA 33756
                                 (727) 467-8000
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant=s Principal Executive Offices)
                            --------------------------

                                   COPIES TO:
                               THOMAS J. EGAN, JR.
                                BAKER & MCKENZIE
                          815 CONNECTICUT AVENUE, N.W.
                              WASHINGTON, DC 20006
                                 (202) 452-7050

                            --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
      At various times after this Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                         CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------

                                          Proposed Maximum     Proposed Maximum       Amount of
 Title of Shares          Amount to be   Offering Price Per   Aggregate Offering   Registration Fee
 to be Registered         Registered(1)       Unit(2)               Price
-----------------------   -------------  -----------------   -------------------   ------------------
Common Stock, par value
$0.10 per share(2)         2,513,159         $11.188            $28,117,229           $7,816.59

-----------------------------------------------------------------------------------------------------


(1) Pursuant to Rule 457(c) under the Securities Act of 1933, the proposed maximum aggregate offering price is based upon the average of the high and low prices per share of the Registrant=s Common Stock report on the Nasdaq National Market on September 8, 1999.
(2) This Registration Statement covers shares owned by certain selling shareholders which shares may be offered from time to time by the selling shareholders.


                             ---------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 9, 1999

                               [GRAPHIC OMITTED]









                                2,513,159 SHARES

                                       OF

                                  COMMON STOCK


         This prospectus is part of a registration statement that has been filed with the Securities and Exchange Commission and that covers 2,513,159 shares of our common stock. These shares may be offered and sold from time to time by certain of our shareholders which we refer to as the selling shareholders.


         The selling shareholders obtained their shares of our common stock in connection with business combinations entered into between IMRglobal and Atechsys S.A., ECWerks, Inc., Fusion Systems, Ltd. and Orion Consulting, Inc. in the first two quarters of 1999.


         The selling shareholders may offer their shares of our common stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices.


         We will not receive any of the proceeds from the sale of this common stock. We will, however, bear the costs relating to the registration of these shares of common stock, which we estimate to be $117,816.59.


         Our common stock is quoted on the Nasdaq National Market under the symbol "IMRS." The average of the high and low prices of our common stock as reported on the Nasdaq National Market on September 8, 1999 was $11.188 per share.



         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         SEE "RISK FACTORS" BEGINNING ON PAGE 4 TO READ ABOUT CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE MAKING AN INVESTMENT DECISION.

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS IS NOT AN OFFER OF THESE SHARES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.


                The date of this prospectus is September __, 1999

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                 TABLE OF CONTENTS

                                                                                                 Page

Prospectus Summary ..............................................................................  1
Use of Proceeds.................................................................................. 11
Where You Can Find More Information..............................................................  3
Special Note Regarding Forward-Looking Statements................................................  3
Risk Factors.....................................................................................  4
Dividend Policy.................................................................................. 11
Selected Consolidated Financial Data............................................................. 12
Management's Discussion and Analysis of Financial Condition and Results of Operations............ 14
Business ........................................................................................ 28
Selling Shareholders............................................................................. 37
Plan of Distribution............................................................................. 49
Legal Matters.................................................................................... 50
Experts   ....................................................................................... 50

                               PROSPECTUS SUMMARY

         THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE RISKS OF INVESTING IN OUR SECURITIES DISCUSSED UNDER "RISK FACTORS" BEFORE MAKING AN INVESTMENT DECISION.

                                  OUR BUSINESS

         We are a leading international provider of innovative business and IT solutions to Fortune 500 and Global 2000 sized companies. We focus on providing our comprehensive range of services to companies in the following vertical industries:

         -        Insurance
         -        Capital markets
         -        Healthcare
         -        Utilities
         -        Media and communications
         -        Retail and manufacturing/distribution

         We believe companies in these industries are facing unique and substantial changes and competition that are altering the way they conduct business.

         We offer the following services to our clients in these industries:

         - Business consulting - provide vertical industry business expertise
         -        IT strategy formulation - plan and develop IT strategies
         -        E-Business services
         -        design and implement Internet solutions
         -        Component-based application development
         -        build new applications using components
         -        Component-based vertical industry solutions
         -        build industry specific applications using components.
         - Application modernization/transformation - transform older software to newer technologies
         - Application management and support - manage and support existing computer applications

         Due to the scope and pace of the changes facing our clients, IT solutions in these industries rarely lend themselves to packaged "off the shelf" programs or services. Instead, a customized and technology-based approach is needed. Since early 1998, we have been developing component-based, vertical industry solutions to meet these needs and have acquired companies with complementary business knowledge or technology to assist in this development effort. Our component-based vertical industry solutions combine the functionality of customized software with the speed of implementation of a packaged solution and are generally delivered at a lesser total cost than fully customized solutions. In addition we believe component-based solutions to be more reliable and better tailored to the specific needs of our clients than pre-packaged products.

         We provide all of our services on an outsourcing basis and provide our clients with a global network of centers with highly trained and qualified technology professionals. We utilize the time differences between our development centers in our global network to create a 24-hour "virtual workday" during which our technology professionals can work on projects for our clients.

         An important part of our strategy is to offer our services on a fixed-price, fixed-time basis. By offering fixed pricing, we enable our clients to reduce their exposure to increased costs and by using our "on-site, off-site" delivery model, which utilizes one or more of our worldwide delivery centers, we can maintain consistent quality and reduce the project delivery time.

         In addition to fixed-priced, fixed-time projects, we provide programming and IT consulting services at clients' sites as needed, usually only time and materials basis. We also help our clients with tactical issues such as Year 2000 conversion services and the transition to the Euro currency. Our Year 2000 service offering was our largest source of revenue in each of 1997 and 1998 as our clients committed significant financial resources in addressing this issue. As Year 2000 engagements are completed in 1999, our revenue from this service offering will decrease and is expected to be less than 15% of our business for 1999.

         Currently, we maintain a staff of approximately 2,700 software development professionals to serve our clients from our 46 locations worldwide. We intend to further broaden our geographical reach mainly through acquisitions. In addition we intend to continue to acquire companies that have specific industry expertise in one of our targeted vertical markets and/or significant expertise in new technologies.



                                 HOW TO REACH US



         Our principal executive offices are located at 100 South Missouri Avenue, Clearwater, Florida 33756. Our telephone number at that address is 727-467-8000.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock.

                       WHERE YOU CAN FIND MORE INFORMATION



         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C., or at the public reference rooms of the SEC in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http:\www.sec.gov and from our website at http://www.imr.com.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC until the offering of the common stock is terminated. This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. The documents we incorporate by reference are:



         - Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998

         -        Our Quarterly Report on Form 10-Q for the quarter ended June
                  30, 1999

         - The description of our common stock that is contained in our Registration Statement on Form 8-A filed on October 20, 1996

         - Our Current Reports on Form 8-K filed on January 15, 1999, April 8, 1999, June 29, 1999 and August 27, 1999

         You may request a copy of these filings, at no cost, by writing, telephoning or e-mailing us at the following address:

                               INVESTOR RELATIONS

                                 IMRGLOBAL CORP.

                            100 SOUTH MISSOURI AVENUE

                            CLEARWATER, FLORIDA 33756

                               727-467-8000 - TEL

                               727-467-8001 - FAX

                         FBLAINEY@IMRGLOBAL.COM - E-MAIL



                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the information in this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements express or are based on expectations about future events and generally include forward-looking language such as "will likely result," "may,"are expected to," "is anticipated," "believes," "estimated," "projected," "intends to" or other similar words. Our actual results are likely to differ, and could differ materially, from the results expressed in, or implied by, these forward-looking statements. There are many factors that could cause these forward-looking statements to be incorrect, including but not limited to the risks described above under "Risk Factors". When considering these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this prospectus, and should recognize that those forward-looking statements speak only as of the date made. MedQuist does not undertake any obligation to update any forward-looking statement included in this prospectus.

                                  RISK FACTORS

              YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR OPERATIONS.

         IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

WE MAY NOT EFFECTIVELY MANAGE OUR GROWTH

         The continued rapid growth of our business is an important part of our strategy. Our growth places, and will continue to place, significant demands on our management and other resources, especially on members of senior management who have to manage more people, and face a larger number of, and increasingly complex, issues as our company grows. If we do not manage our growth effectively, the quality of the services we offer, our ability to attract and retain key personnel and our business and our financial condition would be materially adversely affected. We expect that the number of our employees, particularly skilled technical, marketing and management employees will continue to increase. We must continue to develop and improve our operational, financial, communications and other internal systems, both in the United States and offshore.

         In addition, we must coordinate our business and staffing needs because any unexpected shortfall in revenue without a corresponding and timely reduction in staffing and other expenses, or a staffing increase that is unaccompanied by a corresponding increase in revenue, could also have a material adverse effect on our results of operations and our financial condition.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO INTEGRATE BUSINESSES WE ACQUIRE

    We have expanded, and plan to continue to expand, our operations through the acquisition of additional companies that complement our business. We may not be able to continue to identify and acquire companies that have the potential to increase our overall value at prices that are attractive to us, or at all. During 1999, we completed several acquisitions, including the following:

         -        Atechsys, S.A. and ECWerks, Inc. in January 1999
         -        Fusion Systems Japan Co., Ltd. in March 1999
         - Professional Partners Inc. and Lakewood Software Technology Center, Inc. in April 1999
         -        Orion Consulting, Inc. in June 1999

         We may not be able to achieve the anticipated benefits from these and future acquisitions unless the operations of the acquired business are successfully combined with our business in a timely manner. The integration of acquisitions requires substantial attention from management. The diversion of the attention of management, and any difficulties encountered in the transition process, could have an adverse impact on this integration and, as a result, on our business results. In addition, the process of integrating various businesses could cause the interruption of, or a loss of momentum in, the activities of some or all of these businesses, which could also have an adverse effect on our business results.

WE FACE SIGNIFICANT COMPETITION IN MARKETS THAT ARE NEW, INTENSELY COMPETITIVE AND RAPIDLY CHANGING

         The markets for the services we provide are highly competitive. We believe that we currently compete principally with information technology (known as "IT") consulting firms, Internet and E-business professional service providers, software integration firms, application software vendors and internal IT departments. Many companies that provide such services have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than we do. In addition, there are relatively few barriers to entry into our markets. We have faced, and expect to continue to face, additional competition from new entrants into our markets. We believe that the principal competitive factors in our markets include:

         -        quality of service, price and speed of delivery
         - ability to integrate strategy, technology and creative design services
         -        vertical industry knowledge
         -        Internet expertise and talent
         -        project management capability


         We believe that our ability to compete also depends in part on competitive factors outside our control, including:

         - the ability of our competitors to hire, retain and motivate their personnel
         - the development by others of software that is competitive with our products and services
         -        our competitors' responsiveness to client needs

WE MAY NOT BE ABLE TO GENERATE SUFFICIENT NEW BUSINESS TO REPLACE OUR SIGNIFICANT, BUT DIMINISHING, REVENUE FROM YEAR 2000 CONVERSION PROJECTS

         We realized 38.6% of our total revenue from Year 2000 conversion service in 1997, 37.1% in 1998 and 21.3% in the six months ended June 30, 1999. We believe that demand for Year 2000 conversion services has started to diminish and will continue to diminish as many Year 2000 compliance solutions are implemented and tested. A core element of our growth strategy is to obtain additional IT projects from the clients to whom we have provided Year 2000 compliance solutions. If we are not successful in obtaining additional business from these clients for other services or if the additional business is less profitable, our profitability may decline substantially.

THE SIGNIFICANCE OF OUR NON-UNITED STATES OPERATIONS IS INCREASING AND IF WE CANNOT MONITOR OUR INTERNATIONAL BUSINESS EXPOSURE, INCLUDING OUR FOREIGN CURRENCY TRANSACTIONS, OUR RESULTS OF OPERATIONS AND OUR FINANCIAL CONDITION MAY SUFFER

         Revenue from clients outside the United States was 30.1% of our total revenues in 1997, 33.8% in 1998 and 38.8% for the six months ended June 30, 1999. We expect that international revenue will account for an increasingly significant percentage of our revenue. Our international operations and business activities are subject to the following risks:

         -        difficulty in managing international operations
         - tariffs, duties, governmental royalties and other trade barriers
         - potential foreign tax consequences, including taxes payable on the repatriation of earnings
         - compliance with, and unexpected changes in, a growing variety of foreign laws and regulations
         - unexpected changes in the local and regional political climate and the possible reactions to those changes by the international community, including economic sanctions

         Our international operations greatly depend upon business and technology transfer laws and related restrictions and upon continued development of technology infrastructure.

         We presently incur a significant amount of our costs in local currency in India and expect to establish additional offshore centers in other countries. In contrast, we presently generate most of our revenue in United States dollars. Accordingly, we are subject to risks that, as a result of currency fluctuations, the translation of foreign currencies into United States dollars for accounting purposes will adversely affect our result of operations. Historically, we have not hedged any material portion of our foreign exchange transactions.

THE LOSS OF ANY LARGE CLIENTS WOULD HAVE AN ADVERSE EFFECT ON OUR REVENUE AND OUR BUSINESS

         We derive and believe that we will continue to derive a significant portion of our revenue from a limited number of large corporate clients. In the six months ended June 30, 1999, our five largest clients accounted for approximately 21.1% of our revenue. During that period, Michelin North America, Inc. accounted for approximately 5.9% of our revenue and John Hancock Mutual Life Insurance Company accounted for approximately 5.8% of our revenue. The volume of work performed for specific clients is likely to vary from year to year. A major client in one year may not provide the same level of revenue in any subsequent year. Because many of our contractual engagements involve projects that are critical to our clients' businesses, our failure to meet a client's expectations could result in a cancellation or nonrenewal of the contract and could damage our reputation and adversely affect our ability to attract new business. Furthermore, we generally are not the exclusive outside source of IT products and services to our clients. Accordingly, a client's dissatisfaction with our performance could lead the client to purchase these services from a competitor, thereby reducing our revenue and profitability.

IF WE CANNOT RECRUIT AND RETAIN TECHNICAL PERSONNEL, OUR BUSINESS WILL SUFFER

         The future success of our growth strategy, our ability to manage and complete our existing projects and our ability to bid for or obtain new projects all depend, to a significant extent, on our ability to attract, train, motivate and retain highly skilled software development professionals, particularly project managers, software engineers and other senior technical personnel. If we are not successful in this regard, our business will suffer.

         We believe that there is a shortage of, and significant competition for, software development professionals with the advanced technological skills necessary to perform the services offered by us. Our ability to maintain and renew existing engagements and obtain new business depends, in large part, on our ability to hire, train and retain technical personnel with the IT skills to keep pace with the continuing changes in information processing technology, evolving industry standards and changing client preferences.

         As of July 31, 1999, approximately 500 of our United States employees were working for us in the non-immigrant work permitted visa (H-1B) classification. There is a limit on the number of new H-1B petitions that the United States Immigration and Naturalization Services may approve in any government fiscal year. In years in which this limit is reached, we may not be able to obtain the H-1B visas necessary to bring critical foreign employees to the United States. Compliance with existing United States immigration laws, or changes in such laws, make it more difficult to hire foreign nationals or limit our ability to retain H-1B employees in the United States, and could require us to incur unexpected labor costs.

THE LOSS OF SATELLITE COMMUNICATIONS WITH OUR OFFSITE SOFTWARE DEVELOPMENT CENTERS COULD HARM OUR BUSINESS

         Any loss of our ability to transmit voice and data through satellite communications, at commercially reasonable prices, could have a material adverse effect on our financial condition because a significant element of our business strategy is to continue to leverage our offsite software development centers in Bangalore and Mumbai, India. We believe that the use of a strategically located network of offshore software development centers provides us with potential cost advantages as well as the ability to provide 24-hour service to our clients. To achieve this goal, we must maintain active satellite communications among our offices, the offices of our clients in the United States and elsewhere and our offshore software development facilities.

WE ARE EXPOSED TO GREATER BUSINESS RISKS RELATING TO THE ECONOMIC, LEGAL AND SOCIAL ENVIRONMENT OF OUR OPERATIONS IN OTHER COUNTRIES, ESPECIALLY INDIA AND NORTHERN IRELAND, THAN WE ARE FOR OUR OPERATIONS IN THE UNITED STATES

         We may be adversely affected by future changes in inflation, interest rates, taxation, social stability or other political, economic or diplomatic developments in or affecting countries in which we establish software development facilities. For example, in the past, India has experienced significant inflation, low growth in gross domestic product and shortages of foreign exchange. Furthermore, both India and Northern Ireland have experienced civil unrest and terrorism and, from time to time, have been involved in regional conflicts.

         We have enjoyed certain benefits granted by the governments of India and Northern Ireland. The elimination of any of these benefits could have a material adverse effect on our financial results. The Indian government has exercised and continues to exercise significant influence over many aspects of the Indian economy, and its actions concerning the economy could adversely affect private sector entities, including us. During the past five years, India's government has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the software development industry. Benefits which have directly affected us include, among others, tax holidays, liberalized import and export duties and preferential rules concerning foreign investment and repatriation. Notwithstanding these benefits, however, India's central and state governments remain significantly involved in the Indian economy as regulators.

         The government of Northern Ireland has committed to provide monetary grants to us to encourage employment in our software development center in Belfast, if we meet specified requirements, including investments in facilities and the employment and training of a minimum number of personnel.

THE SUCCESS OF THE E-BUSINESS CONSULTING SERVICES BUSINESS DEPENDS ON INCREASED ADOPTION BY BUSINESSES AND CONSUMERS OF THE INTERNET AS A MEANS FOR COMMERCE

         The future success of our E-business consulting services depends heavily on the acceptance and use of the Internet as a means for commerce. The widespread acceptance and adoption of the Internet for conducting business is likely only in the event that the Internet provides businesses with greater efficiencies and improvements. If commerce on the Internet does not grow, or grows more slowly than expected, our growth would decline and our business would be seriously harmed. Businesses and consumers may reject the Internet as a viable commercial medium for a number of reasons, including:

         -        potentially inadequate network infrastructure
         - delays in the development of Internet enabling technologies and performance improvements
         - delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity
         -        delays in the development of security and authentication
         - insufficient technology necessary to ensure secure transmission of confidential information
         - changes in, or insufficient availability of, telecommunications services to support the Internet
         - failure of companies to meet their clients' expectations in delivering goods and services over the Internet

OUR BUSINESS IS DEPENDENT ON OUR ABILITY TO KEEP PACE WITH THE LATEST TECHNOLOGICAL CHANGES

         Our market and the technologies used by our clients are characterized by rapid technological changes. Failure to respond successfully to technological developments, or failure to respond in a timely or cost-effective way, will seriously harm our business and operating results. We expect to derive a substantial portion of our revenue from creating E-business systems that are based upon today's leading technologies and that are capable of adapting to future technologies. As a result, our success will depend, in part, on our ability to offer services that keep pace with continuing changes in technology, evolving industry standards and changing client preferences. In addition, we must hire, train and retain technologically knowledgeable professionals so that they can fulfill the increasingly sophisticated needs of our clients. We cannot assure you that we will be successful in addressing these developments on a timely basis or that even if we address them, we will be successful in the marketplace.

INCREASING GOVERNMENT REGULATION COULD AFFECT OUR BUSINESS

         We are subject not only to regulations applicable to businesses generally, but also to laws and regulations directly applicable to electronic commerce. Although there are currently few such laws and regulations, both state, federal and foreign governments may adopt a number of these laws and regulations. Any such legislation or regulation could dampen the growth of the Internet and decrease its acceptance as a communications and commercial medium. If such a decline occurs, companies may decide in the future not to use our services to create electronic business channels. This decrease in the demand for our services would seriously harm our business and operating results. New laws and regulations may affect the following:

         -        user privacy

         - the pricing and taxation of goods and services offered over the Internet

         -        the content of websites

         -        consumer protection

         - the characteristics and quality of products and services offered over the Internet

         For example, the Telecommunications Act of 1996 prohibits the transmission of certain types of information and content over the Internet. The scope of the Act's prohibition is currently unsettled. In addition, although courts recently held that substantial portions of the Communications Decency Act are unconstitutional, federal or state governments may enact, and courts may uphold, similar legislation in the future. Future legislation could expose companies involved in Internet commerce to liability.

WE MAY HAVE LIABILITY TO CLIENTS FOR DAMAGES TO THEIR COMPUTER SYSTEMS BECAUSE OUR CONTRACTS LIMITING THE LIABILITY MAY NOT BE ENFORCEABLE OR BECAUSE WE MAY NOT BE COVERED BY INSURANCE

         Many of our contractual engagements involve projects that are critical to our clients' operations and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. We attempt to limit contractually our liability for damages arising from negligent acts, errors, mistakes, or omissions in rendering our IT products and services, but the limitations of liability set forth in our service contracts may not be enforceable in all instances or may not otherwise protect us from liability for damages. In addition, we maintain general liability insurance coverage, including coverage for errors or omissions, but this coverage may not continue to be available on reasonable terms or may not be available in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could materially adversely affect our results of operations and financial condition.

WE RISK HAVING COST OVERRUNS IN FIXED-PRICE, FIXED-TIME FRAME CONTRACTS WHICH MAY REDUCE OUR PROFITABILITY

         As a core element of our business philosophy, our strategy is to offer many of our IT services on fixed-price, fixed-time frame contracts, rather than contracts in which payment to us is determined solely on a time and materials basis. Although we use our total software quality management software engineering process and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-time frame projects, we bear the risk of cost over-runs and inflation in connection with these projects. Our failure to estimate accurately the resources and time required for a project, future rates of inflation and currency translations, or our failure to complete our contractual obligations within the time frame committed could reduce our profitability.

OUR OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS AND WE HAVE SIGNIFICANT FIXED OPERATING COSTS

         Our revenue and earnings have fluctuated in the past and may continue to fluctuate from quarter to quarter based on such factors as:

         - the number, timing and scope of projects that we are undertaking
         - the contractual terms and degrees of completion of such projects
         -        any delays incurred in connection with projects
         - the accuracy of estimates of resources required to complete ongoing projects
         -        general economic conditions

         Wage costs in India are presently increasing at a faster rate than in the United States. As of June 30, 1999, 33.5% of our employees reside in India. Historically, our wage costs in India have been significantly lower than our wage costs in the United States for comparably skilled employees. However, in light of the current wage increases in India, we cannot assure you that this will remain the same.

         A high percentage of our operating expenses, particularly personnel and rent, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number, or progress toward completion, of our projects or in employee utilization rates may cause significant variations in operating results in any particular quarter and could result in losses for such quarter.

         Factors that could require us to pay underutilized employees are as follows:

         -        an unanticipated termination of a major project
         -        a client's decision not to pursue a new project
         - a client's decision not to proceed to succeeding stages of a current project
         - the completion during a quarter of several major clients' projects

         We may be unable to protect our intellectual property rights and we may be liable for infringing the intellectual property rights of others.

         In order to protect our proprietary rights in our various intellectual properties, we rely on a combination of copyright and trade secret laws, nondisclosure and other contractual arrangements, and technical measures. The United States, India, the U.K., France, Canada, Japan and Australia are members of the Berne Convention, an international treaty. As a member of the Berne Convention, these governments have agreed to extend copyright protection under their domestic laws to foreign works, including works created or produced in the United States. We believe that laws, rules, regulations and treaties in effect in these seven countries are adequate to protect us from misappropriation or unauthorized use of our copyrights. However, we cannot assure you that these laws will not change in ways that may prevent or restrict the transfer of software components, libraries and toolsets among these seven countries. We cannot assure you that the steps we have taken to protect our proprietary rights will be adequate to prevent misappropriation of our proprietary rights or any of our other intellectual property. We also cannot assure you that we will be able to detect unauthorized use and take appropriate steps to enforce our rights.
We presently hold no patents or registered copyrights.

         Although we believe that our intellectual property rights do not infringe on the intellectual property rights of others, we cannot assure you that such claims will not be asserted against us in the future, that assertion of such claims will not result in litigation or that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. Additionally, we anticipate that in the future we will license certain technologies to our clients. We cannot assure you that we will be able to successfully license these technologies, protect them from infringement or misuse, or prevent infringement claims against us in connection with our licensing efforts. We expect that the risk of infringement claims against us will increase if more of our competitors are able to successfully obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to us and divert management's attention from our operations. Any infringement claim or litigation against us could, therefore, have a material adverse effect on our financial results.

     OUR STOCK PRICE IS SUBJECT TO VOLATILITY

         Our common stock was first publicly traded on November 8, 1996 and has traded from a low of $5.00 per share to a high of $42.17 per share. The market price of our common stock is likely to continue to fluctuate substantially due to a variety of factors, including:

         -        quarterly fluctuations in results of operations
         -        competitors' announcements of their operating results
         - adverse circumstances affecting the introduction or market acceptance of new products and services
         -        announcements of new products and services by competitors
         -        changes in the IT environment
         -        changes in earnings estimates by analysts
         -        changes in accounting principles
         -        sales of common stock by existing holders
         -        announcement and market acceptance of acquisitions
         -        loss of key personnel
         -        worldwide economic and political conditions

         The market price for our common stock may also be affected by our ability to meet analysts' expectations. Any failure to meet analysts' expectations, even if minor, could adversely affect the market price of our common stock.

OUR CHIEF EXECUTIVE OFFICER'S STOCK OWNERSHIP PROVIDES SUBSTANTIAL CONTROL OVER OUR COMPANY

         Satish K. Sanan, our Chairman of the Board and Chief Executive Officer, owns approximately 28% of our outstanding shares of common stock. As a result, Mr. Sanan retains the voting power to exercise significant control over the election of directors and other matters requiring a vote of shareholders. Such a concentration of ownership may delay or prevent a change in control and may impede or preclude transactions in which shareholders might otherwise receive a premium for their shares over the then current market prices.

IF WE LOSE OUR KEY PERSONNEL, OUR BUSINESS MAY SUFFER

         Our continued success depends in large part upon the continued availability of key management personnel, particularly the services of Mr. Sanan. The loss of the services of Mr. Sanan would have a material adverse effect on us. We do not currently maintain nor do we intend to acquire key man insurance on the life of Mr. Sanan.

OUR CHARTER DOCUMENTS AND FLORIDA LAW COULD DISCOURAGE ACQUISITION PROPOSALS AND DELAY OR PREVENT A CHANGE OF CONTROL

         We have a number of protective provisions in place designed to provide our board of directors with time to consider whether a hostile takeover offer is in our shareholders' best interests. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change of control of our corporation. These provisions could also diminish the opportunities for our shareholders to participate in tender offers, including tender offers at a price above the then current market price for our common stock. These provisions may also inhibit fluctuations in our stock price that could result from takeover attempts.

         These provisions are:

         - the requirement that our board of directors be divided into three classes serving staggered three-year terms with only one of the three classes being elected each year
         - the requirement that members of the board of directors may only be removed for cause upon the vote of holders of at least two-thirds of the shares of our stock
         - the authority of the board of directors to fix the rights and preferences and issue shares of preferred stock without further action by you and the other shareholders

         The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding stock, thereby delaying, deferring or preventing a change in control of our corporation. Furthermore, such preferred stock may have other rights, including economic rights senior to our common stock. As a result, the issuance of such preferred stock could have a material adverse effect on our common stock price. We currently do not plan to issue shares of preferred stock.

         In addition, Florida law also contains provisions that may delay, defer or prevent a non-negotiated merger or other business combination. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval from our board of directors. Certain of these provisions may, however, discourage a future acquisition not approved by the board of directors in which shareholders might receive an attractive value for their shares or that a substantial number or even the majority of our shareholders might believe to be in their best interest. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so.

THERE ARE SUBSTANTIAL SHARES ELIGIBLE FOR FUTURE SALE. SALES OF THESE SHARES MAY RESULT IN LOWER MARKET PRICES FOR OUR COMMON STOCK

         Sales of a substantial number of our shares into the public market or the perception that such sales could occur, could materially and adversely affect the price of our shares and could impair our ability to obtain capital through future offerings of equity securities.

         We had 38,446,696 shares outstanding on June 30, 1999. This number does not include the 10,522,045 shares we will issue when stock options are exercised that are outstanding as of the date of this prospectus. Of the shares to be issued upon exercise of stock options, 6,705,382 are freely tradable and the remainder are expected to be freely tradable over the next five years.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock by the selling shareholders.

                                 DIVIDEND POLICY

         We do not anticipate paying cash dividends on our stock in the foreseeable future. We anticipate that we will retain our earnings and other cash resources for reinvestment in our business.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected financial data for the years 1994 through 1998 and for the six months ended June 30, 1998 and 1999, should be read along with the audited and unaudited financial statements contained in this prospectus. Such financial information other than for fiscal years 1994 and 1995 was taken from these financial statements. The financial statements for 1996 through 1998 were audited. The financial statements for the six months ended June 30, 1998 and 1999 are unaudited and we believe that they fairly present our financial position and results of operations and cash flows for those periods. The information below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         The comparability of the financial information is affected by acquisitions accounted for under the purchase method of accounting. The companies acquired during 1997, 1998 and the first six months of 1999 contributed the following amounts to our revenue:

                  Year ended December 31, 1997         16%

                  Year ended December 31, 1998          9%

                  Six months ended June 30, 1999        5%

         Operations from these entities are included in our financial statements from the date of acquisition. In addition, we incurred nonrecurring charges in connection with certain acquisitions which include:

         - $8.2 million of acquired in-process research and development costs during the year ended December 31, 1998.

         - acquisition costs in connection with pooling-of-interests transactions of $6.6 million during the six months ended June 30, 1999. These costs include business brokerage, accounting, legal and other costs.

         - a cost of $1.8 million for the acceleration of stock appreciation rights upon a pooling-of-interests transaction during the first six months of 1999.


         In addition, you should note that pro forma net income and proforma diluted earnings per share give effect to our conversion in 1996 and Orion Consulting Inc.'s conversion in 1999 from an S corporation to a C corporation for United States federal and state income tax purposes. S corporations are not subject to income taxes but instead are deemed to distribute all of their income to their shareholders. C corporations are subject to income taxes at corporate income tax rates. The pro forma data presents net income and diluted earnings per share as if we had been subject to income taxes at corporate rates for all periods presented.

                                                                                                              Six Months Ended
                                                              Year ended December 31,                            June 30,
                                                 ------------------------------------------------------  -----------------------
                                                 1994         1995        1996        1997         1998        1998        1999
                                                 ----         ----        ----        ----         ----        ----        ----
                                                                  (In thousands, except per share data)
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenue...................................        $25,339      $40,757     $55,596    $115,310     $208,211     $92,244    $129,920
Gross profit..............................          9,897       16,244      23,306      47,958       97,751      42,014      61,651
Income from operations....................          2,587        7,436       9,312      13,695       31,082       7,114      19,442
Net income................................          2,613        6,195       6,400       9,014       19,760       3.015      12,716
Pro forma net income......................          1,736        4,071       4,854      10,090       20,351       3,606      12,476
Diluted earnings per share................           0.09         0.16        0.19        0.21         0.44        0.07        0.28
Pro forma diluted earnings per share......           0.06         0.11        0.14        0.24         0.45        0.08        0.28
Cash dividends............................          1,366        2,109       4,016       2,426          163          --          --
Cash dividends per share..................           0.05         0.06        0.12        0.06         0.00          --          --

Weighted average common stock and
   common stock equivalents outstanding...         27,860       38,314      33,854      41,950       45,056      44,983      45,303

CONSOLIDATED BALANCE SHEET DATA (AT PERIOD
END):
Cash, cash equivalents and marketable securities  $ 2,015      $ 3,008     $31,300     $91,777     $115,748                 $85,352
Working capital...........................          1,695        5,810      35,100      95,502      122,758                  96,421
Total assets..............................         11,155       15,945      61,444     153,464      249,965                 261,967
Long-term debt, net of current portion....          2,153        1,184         685       2,596        1,791                   1,598
Shareholders' equity......................          3,349        7,327      46,227     114,292      176,990                 195,239
Shares outstanding at period end..........         27,860       27,860      29,194      33,133       37,155                  38,447

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         Our business has grown significantly during the past two years both through acquisitions and through internal growth. Before we discuss our results of operations in detail, we set forth relevant information about recent developments and the significant acquisitions we have made, clarify income tax matters and explain conventions we use throughout this section.

         CURRENT DEVELOPMENTS

         We have experienced sequential revenue and earnings per share growth for the each of the 11 quarters since our initial public offering. We do not expect this trend to continue for the three months ended September 30, 1999. For the three months ended September 30, 1999, we expect revenue to be in the range of $62 million to $67 million. As a consequence of lower revenue without a corresponding reduction in costs, we anticipate earnings per share for the three months ended September 30, 1999 to be in the range of $0.12 to $0.16 compared to $0.18 for the same period last year.

         The primary reasons for the anticipated decrease in revenue growth are as follows:

         - slower than anticipated conversion of proof of concept and advisory engagements to full back-end projects for our IT consulting and component based development services and our component based solutions;

         - a longer sales cycle, mostly driven by the current market conditions;

         - our attempt to aggressively grow our core business and, at the same time, position the company to sell and support vertical industry based solutions; and

         - Delays in the start up of several large engagements.

         ACQUISITIONS

         - LYON CONSULTANTS, S.A. - On May 15, 1998, we acquired 100% of the outstanding stock of Lyon, a privately held software engineering company headquartered in Paris, France. Lyon specializes in rapid software application development, utilizing reusable business and technical software components, and in information technology consulting. Lyon's shareholders received $16.7 million in cash and 531,353 shares of our common stock in exchange for their Lyon stock. In addition, we were obligated to make a contingent payment of approximately $4.2 million in May 1999 based on our stock price on May 15, 1999. We are negotiating this contingent payment with the former shareholders of Lyon and expect to make a payment in May 2000 if our stock price is less than $34.05 per share. We have accounted for the Lyon acquisition as a purchase, and as a result, the operating results of Lyon are reflected in the consolidated financial statements from the date of acquisition.

         - RHO TRANSFORMATIONAL TECHNOLOGIES PTY. LIMITED - On June 30,
1998, we acquired 100% of the outstanding stock of RHO, a privately held software services and engineering company headquartered in Sydney, Australia. RHO specializes in software application conversion and maintenance services using proprietary tools. RHO's shareholders received 285,000 shares of our common stock in exchange for their RHO common stock. We have accounted for the RHO acquisition as a pooling of interests combination. We have restated our financial statements for the year ended December 31, 1998 to give effect to the business combination but prior years have not been restated because the changes were immaterial. As a result of this acquisition, we have incurred costs of approximately $145,000 and have charged these costs to acquisition costs in our income statements.

         - VISUAL SYSTEMS DEVELOPMENT CORPORATION - On October 2, 1998, we acquired 100% of the outstanding stock of Visual, an information technology company based in Toronto, Canada. Visual specializes in client/server and Internet application development. Visual's shareholders received $5.5 million in cash and 400,000 shares of our common stock in exchange for their Visual stock. Additional payments of up to $3.5 million in the form of our common stock are payable if Visual achieves certain financial and business objectives specified in the purchase agreement. We have accounted for the Visual acquisition as a purchase.

         - ATECHSYS S.A. - On January 8, 1999, we acquired 100% of the outstanding stock of Atechsys, a privately held information technology company based in Paris, France. Atechsys specializes in business and technology consulting services to the capital markets industry. Atechsys' shareholders received 718,859 shares of our common stock in exchange for their Atechsys common stock. We have accounted for the Atechsys acquisition as a pooling of interests combination. We have restated prior year financial statements to give effect to the business combination. As a result of this acquisition, we have incurred costs of approximately $1.7 million and have charged these costs to acquisition costs in our income statements.

         - ECWERKS, INC. - On January 15, 1999, we acquired 100% of the outstanding stock of ECWerks, a privately held electronic commerce business and technology consulting company based in Tampa, Florida. ECWerks' shareholders received 163,054 shares of our common stock in exchange for their ECWerks common stock. In addition, we are required to make a contingent payment of up to $28.0 million in cash or shares of our common stock if certain financial goals specified in the purchase agreement are achieved during 1999. We have accounted for the ECWerks acquisition as a purchase.

         - FUSION SYSTEMS JAPAN CO., LTD. - On March 26, 1999, we acquired 100% of the outstanding stock of Fusion, a privately held business and technology consulting company based in Tokyo, Japan. Fusion specializes in capital markets consulting and technology solutions and provides technology consulting services from its offices in Tokyo and Boston. Fusion's shareholders received 3,735,536 shares of our common stock in exchange for their Fusion common stock. We have accounted for the Fusion acquisition as a pooling of interests combination. We have restated current year and prior year financial statements to give effect to the business combination. As a result of this acquisition, we have incurred costs of approximately $2.1 million and have charged these costs to acquisition costs in our income statements.

         - PROFESSIONAL PARTNERS, INC. AND LAKEWOOD SOFTWARE TECHNOLOGY
CENTER, INC. - On April 28, 1999, we purchased 100% of the outstanding stock of Professional Partners and Lakewood Software, which we refer to as PLP, a privately held provider of information technology services to the property and casualty insurance industry. PLP's shareholders received $12.0 million in cash in exchange for their PLP common stock. We have accounted for the PLP acquisition as a purchase and as a result, the operating results of PLP are reflected in the consolidated financial statements from the date of acquisition.

         - ORION CONSULTING, INC. - On June 15, 1999, we acquired 100% of the outstanding stock of Orion. Orion was a privately held management-consulting firm, headquartered in Cleveland, Ohio, that primarily served the healthcare industry. Orion's shareholders received 3,028,414 shares of our common stock in exchange for their Orion common stock. We have accounted for the Orion acquisition as a pooling of interests combination. As a result of this acquisition, we have incurred costs of approximately $2.8 million and have charged these costs to acquisition costs in our income statements.

INCOME TAX MATTERS

         SUBCHAPTER S ELECTIONS FOR CERTAIN UNITED STATES OPERATIONS - Prior to November 1996, our stockholders had elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. As a result, taxable income was generally reported by the shareholders on their individual income tax returns. In connection with our initial public offering, the S Corporation election was terminated in November, 1996. In addition, Orion, which we acquired earlier this year, was taxed as an S Corporation since its inception. In connection with the acquisition, Orion's S Corporation election was terminated on June 15, 1999. Subsequent to the terminations of the S Corporation elections, we and Orion, now our wholly-owned subsidiary, became subject to United States federal and state income taxes.

         We have adjusted the provision for income taxes in our financial statements as if we had been a taxable entity subject to federal and state income taxes at the marginal rates applicable to such periods to accurately reflect our pro forma net income. However, the pro forma adjustment to income tax expense in our financial statements for the year ended December 31, 1996 and the six month ended June 30, 1999 excludes one-time income tax expense resulting from the termination of our S Corporation status.

         INDIA OPERATIONS - Our subsidiary, IMRglobal-India, is eligible for certain favorable tax provisions provided under the Indian Income-Tax Act, including the following:

         - an exemption from corporate income taxes for a period of five consecutive years in the first eight years of operation

         - an exemption from income taxes on the profits derived from exporting computer software or transmitting software from India. The export exemption remains available after expiration of the tax holiday described above

The effective tax rate for our India operations has been less than 5% for 1996, 1997, 1998 and 1999 as a result of these exemptions. Recent legislation in India indicates that these tax exemptions will continue in the near future. However, we cannot assure you that the Indian government will not significantly modify or eliminate these tax exemptions.

         We will be required to pay taxes in the United States if we repatriate funds from our operations in India and record a corresponding provision for income taxes. This would reduce future earnings. However, we consider these earnings to be permanently invested in India and do not anticipate repatriating any of these earnings to the United States.

CONVENTIONS

         We use the following conventions throughout the discussion of our results of operations:

         REVENUE RECOGNITION. Revenue from services provided on a fixed-price basis is recognized using the percentage of completion method. We bear the risk of cost over-runs and inflation with respect to our fixed price projects. In order to mitigate these risks, we subdivide projects into smaller phases, and we generally reserve the right to renegotiate fixed-price and fixed-time frame commitments in the event of any change in scope. Under the percentage of completion method, we must estimate the percentage of completion of each project at the end of each financial reporting period. Estimates are subject to adjustment as projects progress to reflect changes in projected completion costs or dates.

         Revenue from services provided on a time and materials basis is recognized in the period that the services are provided. Certain services in our healthcare practice are provided on a contingency basis based on the recovery of expenses for clients or based on providing litigation support to clients. Revenue for recovery projects and litigation work is recognized when the outcomes of the projects are known.

         COST OF REVENUE. Cost of revenue consists primarily of salaries and employee benefits for personnel dedicated to client projects as well as facility costs at the India and Northern Ireland software development facilities.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Salaries and related taxes and benefits for employees not dedicated to specific client projects make up the majority of our selling, general and administrative expenses. Other significant selling, general and administrative expenses are as follows:

         -        occupancy costs

         -        telecommunications

         -        marketing and promotion

         -        travel expenses

RESULTS OF OPERATIONS

         The following table summarizes several items from our statements of income expressed as a percentage of revenue.

                                                                                                    Six Months ended
                                                                Year ended December 31,                 June 30,
                                                              ---------------------------------   ---------------------
                                                                1996         1997        1998        1998       1999
                                                                ----         ----        ----        ----       ----

Revenue                                                         100.0%      100.0%      100.0%      100.0%      100.0%
Cost of revenue                                                  58.1        58.4        53.1        54.5        52.5
                                                                -----       -----       -----       -----       -----
   Gross profit                                                  41.9        41.6        46.9        45.5        47.5

Selling, general and administrative expenses                     25.0        27.8        23.9        25.6        22.2
Research and development                                          0.0         0.9         3.1         2.5         2.2
Goodwill and intangible amortization                              0.2         1.0         1.0         0.7         1.6
Costs related to acquisitions                                     0.0         0.0         4.0         9.0         6.5
                                                                -----       -----       -----       -----       -----
   Income from operations                                        16.7        11.9        14.9         7.7        15.0

Other income, net                                                 0.3         1.6         2.1         2.4         1.9

   Income before provision for income taxes and minority         17.0        13.5        17.0        10.1        16.9
   interest

Pro forma provision for income taxes                              7.0         4.7         7.2         6.2         7.3
Minority interest                                                 1.3         0.0         0.0         0.0         0.0
                                                                -----       -----       -----       -----       -----
   Pro forma net income                                           8.7%        8.8%        9.8%        3.9%        9.6%
                                                                -----       -----       -----       -----       -----
                                                                -----       -----       -----       -----       -----


         During 1999, we acquired Atechsys, Fusion and Orion and accounted for the acquisitions utilizing the pooling-of-interests method. Accordingly, our historical financial statements have been restated to include the results of operations for these three companies. The resulting gross margin percentages (gross profit divided by revenue) and operating margins (income from operations divided by revenue) are significantly lower than our reported margins before the statements of income were restated. These differences are summarized as follows:

                                                              ----------------------------------------
                                                                        Percentage of Revenue
                                                                       Year ended December 31,
                                                              ----------------------------------------
                                                              1996              1997              1998
                                                              ----              ----              ----
Gross margin before restatement                                44.0%             45.0%             48.0%
Effect of including operations of
      Atechsys, Fusion and Orion                               (2.1)             (3.4)             (1.1)
Gross margin after restatement                                 41.9%             41.6%             46.9%
                                                             -------           ------            -----

Operating margin before restatement                            16.8              18.7              17.0
Effect of including operations of
      Atechsys, Fusion and Orion                               (0.1)             (6.8)             (2.1)
Operating margin after restatement                             16.7%             11.9%             14.9%
                                                             -------           ------            -----
                                                             -------           ------            -----


         The primary reasons for the lower gross margin and operating margin are summarized as follows:

         Prior to the Orion merger, Orion paid all of its net income to its shareholders as bonuses. Bonuses to management for the years ended December 31, 1996, 1997 and 1998 were approximately $3.0 million, $6.6 million and $4.0 million. As a percentage of earnings, future bonuses to these employees will be based on our existing incentive plans and will be significantly less than the amounts previously paid.

         During 1998, Orion recognized a bad debt expense of $1.5 million from one client who became insolvent.

         During 1998, Orion recognized a $1.5 million charge for the issuance of stock to several key employees.

         Fusion's 1996 and 1997 operating margins were considerably lower than 1998 and 1999 levels due to its investments in developing its capital markets service offerings.


SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1998

              REVENUE. For the six months ended June 30, 1999, our revenue increased to $129.9 million, representing a 40.8% increase over revenue of $92.2 million for the six months ended June 30, 1998. Acquisitions accounted for under the purchase method contributed approximately one-half of the revenue increase. Revenue from our service offerings not related to our Year 2000 service offerings, increased to $102.2 million (including purchase acquisitions), representing an 88.7% increase over non Year 2000 revenue of $54.2 million for the six months ended June 30, 1998. Revenue from our Year 2000 conversion services decreased 27.2% to $27.7 million for the six months ended June 30, 1999 compared to $38.1 million for the six months ended June 30, 1998. As a percentage of total revenue, Year 2000 revenue decreased to 21.3% for the six months ended June 30, 1999 compared to 41.3% for the six months ended June 30, 1998. In addition, Year 2000 revenue for the three months ended June 30, 1999 was 17.8% of our revenue compared to 25.2% of our revenue for the three months ended March 31, 1999. We expect that Year 2000 revenue will continue to decrease over the next three quarters.

         COST OF REVENUE. Cost of revenue was $68.3 million, or 52.5% of revenue, for the six months ended June 30, 1999, compared to $50.2 million, or 54.5% of revenue, for the six months ended June 30, 1998. The decrease in cost of revenue as a percentage of revenue primarily reflects productivity gains from the use of our toolsets.

         Wage costs continue to increase at a greater rate than general inflation in each of the countries in which we have operations, and we anticipate that this trend will continue in the near term. Historically, we have been able to pass these wage increases on to our clients in the form of increased prices for our service offerings. However, we cannot assure you that we will be able to continue to increase prices to our clients to offset future wage increases.

         GROSS PROFIT. Our gross profit increased 46.7% to $61.7 million in the six months ended June 30, 1999, compared to $42.0 million in the six months ended June 30, 1998. As a percentage of revenue, our gross profit increased to 47.5% in the six months ended June 30, 1999 compared to 45.5% in the six months ended June 30, 1998.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. For the six months ended June 30, 1999, SG&A expenses increased to $28.9 million, compared to $23.7 million for the six months ended June 30, 1998. The dollar increase in SG&A expenses is attributable to the following:

         -        purchase acquisitions

         - the addition of seven sales offices and expansion of sales personnel

         - the expansion of our general support staff, primarily recruiting and human resources personnel

         The above increases were offset by a reduction in bad debt expense. During 1998, Orion incurred a $1.5 million bad debt from a major client, which filed for bankruptcy.

              As a percentage of revenue, SG&A expenses for the six months ended June 30, 1999 decreased to 22.2% from 25.6% for the same period in 1998. We intend to continue to expand our SG&A infrastructure in preparation for anticipated revenue growth. We do not expect SG&A to decrease as a percentage of revenue in the near term.

              RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased to approximately $2.9 million for the six months ended June 30, 1999 from approximately $2.2 million in the six months ended June 30, 1998. As a percentage of revenue, R&D decreased to 2.2% in the six months ended June 30, 1999 from 2.5% for the six months ended June 30, 1998. We anticipate that R&D expenses will continue to be approximately 2.0% to 2.5% of revenue for the remainder of 1999.

              During the first six months of 1999, in accordance with Statement of Financial Accounting Standard No. 86, we capitalized approximately $1.2 million of software costs related to our component based products for the insurance industry and our maintenance toolset. There were no software costs eligible for capitalization during 1998. We anticipate that the amount of capitalized software will continue to increase through the remainder of 1999 at levels consistent with the rate of increase for the first half of 1999.

              GOODWILL AND INTANGIBLE AMORTIZATION. Goodwill and intangible amortization increased to approximately $2.0 million for the six months ended June 30, 1999 from approximately $653,000 for the six months ended June 30, 1998. The additional expense primarily reflects goodwill and intangible assets attributable to purchase business combinations in 1998 and 1999.

              ACQUISITION COSTS, ACCELERATION OF STOCK APPRECIATION RIGHTS UPON ACQUISITION AND IN PROCESS RESEARCH AND DEVELOPMENT. During the six months ended June 30, 1999, we completed three acquisitions that were accounted for as poolings of interests. Acquisition costs attributable to these transactions were approximately $6.6 million. In addition, the acquisition of Fusion accelerated the settlement of Fusion's stock appreciation rights plan. This resulted in a one-time and final charge of approximately $1.8 million in accordance with the plan.

              During the six months ended June 30, 1998, in connection with our acquisition of Lyon, we incurred an $8.2 million expense for in process research and development. This expense was based on an appraisal of the intangible assets acquired in the Lyon acquisition and is more fully explained in the comparison of fiscal year 1998 to fiscal year 1997.

              INCOME FROM OPERATIONS. Income from operations for the six months ended June 30, 1999 was $19.4 million compared to $7.1 million for the six months ended June 30, 1998. As a percentage of revenue, income from operations for the six months ended June 30, 1999 increased to 15.0% from 7.7% in the six months ended June 30, 1998. Both periods reflect certain one-time charges related to acquisition costs, acceleration of stock appreciation rights and in process research and development. Excluding these one-time charges, as a percentage of revenue, income from operations for the six months ended June 30, 1999 increased to 21.4% from 16.8% in the six months ended June 30, 1998. Due to increased infrastructure investments we do not expect income from operations excluding one-time charges, as a percentage of revenue, to increase significantly from current levels in the near term.

              OTHER INCOME. We realized approximately $2.5 million of other income (net of other expenses) in the six months ended June 30, 1999 compared to net other income of approximately $2.2 million in the six months ended June 30, 1998. Net other income consists primarily of investment income generated by our cash and marketable securities.

                  PROVISION FOR INCOME TAXES. A pro forma provision for income taxes has been calculated due to Orion being a Subchapter S Corporation until June 1999. The pro forma provision for income taxes increased to $9.4 million for the six months ended June 30, 1999 from $5.7 million for the six months ended June 30,

         1998. Excluding one-time charges, our effective tax rate was 36.8% for the six months ended June 30, 1999 compared to 32.2% for the six months ended June 30, 1998. The effective tax rate is calculated by dividing the provision for income taxes by income before provision for income taxes and minority interest.

                  The higher effective tax rate for the six months ended June 30, 1999 is partially attributable to goodwill and intangible amortization not being fully deductible for income tax purposes. Intangible amortization has increased 213.8% from the six months ended June 30, 1998 to the six months ended June 30, 1999. In addition, we have historically enjoyed a low effective tax rate primarily due to our industry's low tax rates in India. Accordingly, the effective tax rate has increased as a result of recent acquisitions in France, Canada, Japan, Australia and the United States, which have higher tax rates than India.

                  We have not recorded deferred income taxes applicable to undistributed earnings of IMRglobal-India. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income tax has been provided thereon.

                  PRO FORMA NET INCOME. Pro forma net income increased to $12.5 million for the six months ended June 30, 1999 compared to $3.6 million for the six months ended June 30, 1998. Pro forma net income for the six months ended June 30, 1999, excluding one-time charges, was approximately $19.2 million compared to pro forma net income of approximately $12.0 million for the six months ended June 30, 1998. Excluding one-time charges, as a percentage of revenue, pro forma net income for the six months ended June 30, 1999 increased to 14.7% from 13.0% in the six months ended June 30, 1998.

                  PRO FORMA DILUTED EARNINGS PER SHARE. Pro forma diluted earnings per share was $0.28 for the six months ended June 30, 1999 and $0.08 for the six months ended June 30, 1998. Excluding one-time charges, pro forma diluted earnings per share was $0.42 for the six months ended June 30, 1999 as compared to $0.27 for the six months ended June 30, 1998.

         YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

                  REVENUE. Revenue increased to $208.2 million in the year ended December 31, 1998, representing an 80.6% increase over revenue of $115.3 million in the year ended December 31, 1997. Of this increase, approximately $18.4 million was attributable to our acquisition of Lyon, RHO and Visual. Revenue for the year ended December 31, 1998 from our services not related to our Year 2000 service offering, increased to $131.0 million (including purchase acquisitions), representing an 84.9% increase over revenue of $70.8 million for the year ended December 31, 1997. Year 2000 revenue increased to $77.2 million or 37.1% of total revenue for the year ended December 31, 1998 compared to $44.5 million or 38.6% of total revenue for the year ended December 31, 1997.

                  COST OF REVENUE. Cost of revenue was $110.5 million, or 53.1% of revenue for the year ended December 31, 1998, compared to $67.4 million, or 58.4% of revenue, for the year ended December 31, 1997. The decrease in cost of revenue as a percentage of revenue reflects the following:

         - productivity gains from Year 2000 service offerings and other toolsets

         - a 17.8% devaluation of the Indian Rupee since September 1997, which resulted in reduced costs at our Indian software development centers

         - improved utilization of software development personnel in India and Northern Ireland

         - a substantial decrease in Orion's annual bonuses, primarily resulting from lower earnings due to a $1.5 million bad debt expense and a $1.5 million compensation charge for the issuance of stock to key employees

         - improved profitability for Fusion due to a significant increase in its service offerings to capital market clients. These service offerings utilize components that are reusable and result in lower costs to new clients

         Wage costs continue to increase at a greater rate than general inflation in each of the countries in which we have operations. Historically, we have been able to pass these wage increases on to our clients in the form of increased prices for our service offerings. However, we cannot assure you that we will be able to continue to increase prices to our clients to offset future wage increases.

                  GROSS PROFIT. Gross profit increased to $97.8 million in the year ended December 31, 1998, compared to $48.0 million in the year ended December 31, 1997. Our gross profit margin, as a percentage of revenue, increased to 46.9% in the year ended December 31, 1998, compared to 41.6% in the year ended December 31, 1997.

                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased to $49.8 million in the year ended December 31, 1998, compared to $32.0 million in the year ended December 31, 1997. The dollar increase in SG&A expenses is attributable to the following:

         -         the Lyon, RHO and Visual acquisitions

         -         addition of sales offices

         -         expansion of sales personnel

         -         expansion of our delivery capacity

         -         regionalization of operations

         -         regionalization of operations

                  As a percentage of revenue, SG&A expenses decreased to 23.9% in the year ended December 31, 1998 compared to 27.8% for the year ended December 31, 1997. We are aggressively expanding our sales force and marketing efforts, which will generate higher SG&A in the near term.

                  RESEARCH AND DEVELOPMENT. Research and development costs increased to $6.4 million in the year ended December 31, 1998, compared to $1.1 million in the year ended December 31, 1997. The increase in dollars is attributable to the following:

         - the acquisition of Lyon and the continued development of Lyon's component technology

         - modification of component technology for certain targeted industries

         - expansion of efforts to develop and enhance our transformation toolsets



                  GOODWILL AND INTANGIBLE AMORTIZATION. Goodwill and intangible amortization increased to approximately $2.1 million for the year ended December 31, 1998 from approximately $1.1 million for the year ended December 31, 1997. This increase primarily reflects goodwill attributed to our purchases of Lyon and Visual.

                  IN PROCESS RESEARCH AND DEVELOPMENT. The purchased assets and assumed liabilities in connection with the acquisition of Lyon were recorded at their estimated fair values at the acquisition date. We received an appraisal of the intangible assets which indicated that approximately $8.2 million of the acquired intangible assets was acquired in process research and development that had not yet reached technological feasibility and had no alternative future use. To determine the value of the in process research and development, our appraisal considered several factors including the following:

         -        state of development of each project

         -        time and cost needed to complete each project

         -        expected income for each project

         -        expected discounted cash flow for each project

         - associated risks which included the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility

         - risks related to the viability of and potential changes to future target markets

         In process research and development was charged to expense in the quarter ended June 30, 1998. In addition, we recorded a one-time charge of approximately $145,000 for costs related to the RHO acquisition. We did not incur in process research and development or acquisition costs in 1997.

                  INCOME FROM OPERATIONS. Income from operations for the year ended December 31, 1998 was $31.1 million compared to $13.7 million in the year ended December 31, 1997, representing a 127.0% increase. As a percentage of revenue, income from operations was 14.9% in the year ended December 31, 1998, compared to 11.9% in the year ended December 31, 1997. The increase reflects higher gross margins and lower SG&A expenses as described above. These increases were partially offset by one-time charges totaling approximately $8.3 million related to acquired in-process research and development and acquisition costs. Excluding one time charges, income from operations was 18.9% as a percentage of revenue for the year ended December 31, 1998.

                  OTHER INCOME. We realized net other income of approximately $4.3 million in the year ended December 31, 1998 compared to net other income of approximately $1.8 million in the year ended December 31, 1997. In 1998 we recognized approximately $4.6 million in investment income primarily from the investment of the remaining net proceeds from our public offering of common stock in August 1997 and we incurred approximately $258,000 of interest expense related to credit facilities in Japan, India and Australia. During 1997, we recognized approximately $2.0 million in investment income primarily from the investment of remaining net proceeds from our public offerings of common stock in November 1996 and August 1997, and we incurred approximately $208,000 of interest expense primarily for credit facilities in Japan, India and the U.K.

                  PROVISION FOR INCOME TAXES. A pro forma provision for income taxes has been calculated due to Orion being a Subchapter S Corporation until June 1999. The pro forma provision for income taxes increased to $15.0 million in the year ended December 31, 1998 from $5.4 million in the year ended December 31, 1997. The effective tax rate based on the pro forma provision for income taxes and excluding one-time charges for in process research and development and acquisition costs was 34.3% for 1998 and 34.7% for 1997. We calculate the effective tax rate by dividing the provision for income taxes by income before provision for income taxes and minority interest.

                  We have not recorded deferred income taxes applicable to undistributed earnings of IMRglobal-India. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income tax has been provided thereon.

                  PRO FORMA NET INCOME. Pro forma net income increased 101.7% to $20.4 million in the year ended December 31, 1998 from $10.1 million in the year ended December 31, 1997. As a percentage of revenue, pro forma net income was 9.8% for 1998 compared to 8.8% for 1997. When we exclude one-time charges for in process research and development and acquisition costs, this increase is significantly higher.

                  PRO FORMA DILUTED EARNINGS PER SHARE. Pro forma diluted earnings per share increased to $0.45 for the year ended December 31, 1998 from $0.24 for the year ended December 31, 1997. Excluding one-time charges for in process research and development and acquisition costs, pro forma diluted earnings per share was $0.64 for the year ended December 31, 1998 compared to $0.24 for the year ended December 31, 1997.

         YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

                  REVENUE. Revenue increased to $115.3 million in the year ended December 31, 1997, representing a 107.4% increase over revenue of $55.6 million in the year ended December 31, 1996. Of this increase, approximately $18.0 million was attributable to the acquisition of IMRglobal-U.K. Revenue for the year ended December 31, 1998 from our services offerings not related to our Year 2000 service offering, increased to $70.8 million (including purchase acquisitions), representing a 47.2% increase over revenue of $48.1 million for the year ended December 31, 1997. Year 2000 revenue increased 494.1% to $44.5 million for the year ended December 31, 1997 compared to $7.5 million for the year ended December 31, 1996.

                  COST OF REVENUE. Cost of revenue was $67.4 million, or 58.4% of revenue for the year ended December 31, 1997, compared to $32.3 million, or 58.1% of revenue, for the year ended December 31, 1996.

                  GROSS PROFIT. Gross profit increased to $48.0 million in the year ended December 31, 1997 compared to $23.3 million in the year ended December 31, 1996. As a percentage of revenue, gross profit decreased to 41.6% in the year ended December 31, 1997 compared to 41.9% in the year ended December 31, 1996. Our gross profit margin increased for our United States (excluding Orion), France, Japan and India operations. However, reduced gross profit margins for Orion, IMRglobal-U.K. and IMRglobal-Northern Ireland offset this increase. Orion paid significantly higher bonuses in 1997 than 1996 in accordance with its practice of paying all earnings to top management, which was effective since January 1, 1997. IMRglobal-U.K. derived a substantial portion of its revenue from professional services, which generally result in lower profit margins. IMRglobal-Northern Ireland experienced lower gross profit during the start-up phase of its operations (which began in July 1997) as it hired and trained its workforce.

                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased to $32.0 million in the year ended December 31, 1997, compared to $13.9 million in the year ended December 31, 1996. As a percentage of revenue, SG&A expenses increased to 27.8% in the year ended December 31, 1997 as compared to 25.0% for the year ended December 31, 1996. The increase as a percentage of revenue occurred primarily due to Orion's previous practice of paying bonuses to top management in amounts equaling earnings. Prior to 1997, earnings were paid as Subchapter S distributions. Future bonuses to these employees will be based on our existing incentive plans and, as a percentage of earnings, will be significantly less than the amounts previously paid. In addition, Fusion made a significant investment in SG&A expenses in 1997 in anticipation of high revenue growth in 1998. These increases were partially offset by the rapid increase in revenue in 1997 compared to a lesser rate of increase in SG&A expenses during the same period for our United States operations (excluding Orion). The dollar increase in SG&A expenses is attributable to the following:

         -        acquisition of IMRglobal-U.K.

         -        addition of United States sales offices

         -        expansion of our delivery capacity

         - expansion of our general support staff (primarily recruiting and human resources personnel)

         - additional costs associated with reporting and accounting responsibilities as a public company

                  GOODWILL AND INTANGIBLE AMORTIZATION. Goodwill and intangible assets amortization increased to approximately $1.1 million for the year ended December 31, 1997 from approximately $100,000 for the year ended December 31, 1996. This increase reflects the goodwill resulting from our acquisition of 64.0% of IMR-India in the second half of 1996 and our 1997 acquisitions of IMR-U.K. and IMR-Northern Ireland.

                  INCOME FROM OPERATIONS. Income from operations for the year ended December 31, 1997 was $13.7 million compared to $9.3 million in the year ended December 31, 1996. As a percentage of revenue, income from operations decreased to 11.9% in the year ended December 31, 1997, compared to 16.7% in the year ended December 31, 1996. This was the result of increased SG&A expenses, and goodwill and intangible amortization as described above. In addition, we restarted our research and development program in 1997, which reduced income from operations as a percentage of revenue by 1.0%.

                  OTHER INCOME. We realized net other income of approximately $1.8 million in the year ended December 31, 1997, compared to net other income of approximately $175,000 in 1996. During 1997, we recognized approximately $2.0 million in investment income primarily from the investment of remaining net proceeds from our public offerings of common stock in November 1996 and August 1997. Investment income for 1996 was approximately $263,000.

                  PROVISION FOR INCOME TAXES. A pro forma provision for income taxes has been calculated due to Orion being a Subchapter S Corporation until June 1999. The pro forma provision for income taxes increased to $5.4 million in 1997 from $3.9 million in 1996. The effective tax rate based on the pro forma provision for income taxes was 34.7% for 1997 and 41.1% for 1996. The decrease in the effective tax rate was due to a valuation allowance being assessed on Fusion's 1996 deferred tax asset. The effective tax rate is calculated by dividing the provision for income taxes by income before provision for income taxes and minority interest.

                  MINORITY INTEREST IN NET INCOME. Minority interest in net income decreased to approximately $48,000 for the year ended December 31, 1997 from approximately $730,000 in the comparable period in the year ended December 31, 1996. This represents the portion of IMR-India's net income that is allocated to IMR-India's minority shareholders. This decrease was a result of our acquisition of 64.0% of IMR-India during late 1996, and our acquisition of an additional 1.7% of IMR-India in 1997. On December 31, 1997, we owned approximately 99.9% of IMR-India and the remaining was owned by the three other individual shareholders.

                  PRO FORMA NET INCOME. Pro forma net income increased 107.9% to $10.1 million in the year ended December 31, 1997 from $4.9 million in the year ended December 31, 1996. As a percentage of revenue, pro forma net income was 8.8% for 1997 and 8.7% for 1996.

QUARTERLY RESULTS OF OPERATIONS

         The following table contains portions of our unaudited quarterly statements of operations data for each of the ten quarters beginning January 1, 1997 and ending June 30, 1999. The information relating to the quarters beginning January 1, 1997 and ending on June 30, 1999 is derived from and should be read along with our financial statements and the related notes appearing elsewhere in this prospectus. We believe that this table is a fair presentation of that information but the results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                                             Quarters Ended
                                                                  (In thousands except per share data)
                                 --------------------------------------------------------------------------------------------------
                                               1997                                      1998                           1999
                                 -------------------------------------   ---------------------------------------  -----------------
                                 March 31  June 30   Sept. 30  Dec. 31   March 31  June 30    Sept. 30   Dec. 31  March 31  June 30
                                 --------  -------   --------  -------   --------  -------    --------   -------  --------  -------
Revenue                          $ 22,430  $ 26,625  $ 31,015  $ 35,240  $ 41,938  $ 50,306   $ 55,211  $ 60,756  $ 62,275  $ 67,645

Gross profit                        9,279    11,040    12,864    14,775    18,863    23,151     27,061    28,676    29,511    32,140

Income from operations              2,228     3,737     4,844     2,886     6,615       499     11,794    12,174     7,031    12,411

Pro forma diluted earning
   (loss) per share               $  0.03  $   0.06  $   0.08  $   0.07  $   0.13  ($  0.05)  $   0.18  $   0.19  $   0.11  $   0.17




                                                                            Quarters Ended
                                  ----------------------------------------------------------------------------------------------
                                               1997                                   1998                         1999
                                  -----------------------------------  -------------------------------------  -----------------
                                  March 31  June 30  Sept. 30  Dec. 31  March 31  June 30  Sept. 30  Dec. 31  March 31  June 30
                                  --------  -------  --------  -------  --------  -------  --------  -------  --------  -------

Revenue                             100.0%   100.0%   100.0%    100.0%   100.0%    100.0%   100.0%   100.0%    100.0%    100.0%

Gross profit                         41.4     41.5     41.5      41.9     45.0      46.0     49.0     47.2      47.4      47.5

Income from operations                9.9     14.0     15.6       8.2     15.8       1.0     21.4     20.0      11.3      18.3

LIQUIDITY AND CAPITAL RESOURCES

         As of June 30, 1999, we had:

         -        working capital of $96.4 million

         - liquid assets including cash, cash equivalents and marketable securities of approximately $85.4 million

         -        available bank lines of credit of approximately $13.9 million

         Net cash provided by operating activities was $6.6 million for the year ended December 31, 1996, $18.8 million for the year ended December 31, 1997, $46.3 million for the year ended December 31, 1998, and $9.8 million for the six months ended June 30, 1999. The positive cash flow from operations primarily reflects our continuing profitability and the tax benefits generated through the exercise of employee stock options.

         Net cash used in investing activities was $20.2 million for the year ended December 1996, $9.6 million for the year ended December 1997, $48.0 million for the year ended December 31, 1998, and $31.6 million for the six months ended June 30, 1999. During 1996, we acquired a majority interest in IMR-India for $10.0 million, invested in marketable securities of $5.5 million and purchased property and equipment for $3.7 million. During 1997, we invested $3.3 million in the acquisition of two subsidiaries and purchased property and equipment of $7.8 million. During 1998, we invested $8.9 million in the acquisition of subsidiaries, invested $26.2 million in marketable securities and purchased property and equipment for $14.3 million. For the six months ended June 30, 1999, we invested an additional $20.1 million in the acquisition of subsidiaries and purchased $14.5 million of property and equipment.

         Net cash provided by or used in financing activities was $36.6 million for the year ended December 31, 1996, $52.8 million for the year ended December 31, 1997, ($2.0) million for the year ended December 31, 1998 and ($2.8) million for the six months ended June 30, 1999. During the years ended December 31, 1996 and 1997 we received net proceeds from public offerings of $40.7 million and $52.5 million. This increase in cash flows from financing activities was partially offset by the payment of Subchapter S distributions of $3.2 million for the year ended December 31, 1996 and $2.4 million for the year ended December 31, 1997.

         We maintain an uncollateralized $10.0 million revolving credit facility which allows us to borrow up to 80% of the book value of our United States accounts receivable. Our interest rate for this facility varies and is 1% above the LIBOR rate (currently 6.3%). On June 30, 1999, we had not borrowed any funds under this facility and the $10.0 million was available to us. Provisions of this line of credit and certain notes payable contain financial covenants, including covenants that require us to maintain certain financial ratios. On June 30, 1999, we were in compliance with these covenants. This credit facility can be cancelled at any time by the bank or by us.

         Certain of our subsidiaries maintain additional revolving credit line arrangements. Interest rates are based on the lending institution's prime rate (ranging from 6.5% to 9.0% on June 30, 1999). On June 30, 1999, the amount outstanding under these facilities was $219,000 and the maximum amount available was approximately $3.9 million. The respective subsidiary's accounts receivable and certain property and equipment collateralize these facilities.

         During June 1998, we entered into contracts to purchase land and construct new facilities for our corporate headquarters. The total price of this project (including furniture, fixtures and equipment) is expected to be approximately $28.0 million, of which $14.4 million has been expended as of June 30, 1999. Completion of this project is scheduled for January 2000. In addition, we have a contingent liability of approximately $4.2 million to the former shareholders of Lyon.

         We periodically review our future cash requirements, together with our available bank lines of credit and internally generated funds. We believe we have adequate capital resources to meet all working capital obligations and fund the development of our current business operations, including the following business objectives:

         -        Continued expansion of existing business

         -        Continued funding of research and development initiatives

         - Anticipated levels of capital expenditures including the construction of our corporate headquarters

         - Any debt repayment requirements, including those that may be required pursuant to the integration of our acquisitions

ASSET MANAGEMENT

         Our accounts receivable balance was $21.3 million on December 31, 1997, $40.2 million on December 31, 1998 and $46.3 million on June 30, 1999. The increase for these periods was primarily due to new acquisitions and revenue growth. A significant portion of our business is executed on a fixed-price, fixed-time frame basis. Revenue on fixed-price contracts does not necessarily correlate to actual billings. Accordingly, accounts receivable may increase significantly in periods where there are significant increases in deferred revenue (I.E., billings issued in advance of revenue recognition).

         A common financial measure is the calculation of days sales outstanding in accounts receivable. We refer to days sales outstandings as DSO. We believe that DSO should be calculated based on our quarterly results of operations to factor in our historic rapid revenue growth rate. Based on the above, DSO was 55 days on December 31, 1997, 60 days on December 31, 1998 and
62 days on June 30, 1999. The Lyon and Atechsys acquisitions add approximately 3 days to our DSO as collection practices of accounts receivable in France have historically been slower than collections in other geographical areas. In addition, accounts receivable in Canada, France, Japan and U.K. include value added taxes that are not included in revenue. Without value added taxes, DSO would be approximately 3 days less than the above levels.

COSTS ASSOCIATED WITH THE ASSESSMENT AND RESOLUTION OF OUR YEAR 2000 CONVERSION PROJECTS

         INTRODUCTION. Many existing computer systems run software programs permitting only two-digit entries to reference the year in the date field. For example, 1999 is read as 99. Software programs that use the two-digit year date field to perform computations or decision-making functions may fail due to an inability to correctly interpret dates in the 21st century. For example, many software systems will misinterpret "00" to mean the year 1900 rather than 2000.

         OUR STATE OF READINESS. We are in the process of assessing the impact the Year 2000 will have on our systems, relationships with our third-party vendors and relationships with our clients.

         Although we continue to review all of our systems for Year 2000 compliance, we have discovered that only our internal accounting system is not Year 2000 compliant. A new accounting system has been selected and we expect to replace the non-compliant accounting system by the end of October 1999. The implementation of a new accounting system was made for reasons other than the fact that the system is not Year 2000 compliant. To date, we have incurred expenses approximating $30,000 related to Year 2000 compliance and we anticipate that the total cost should not exceed $100,000. These estimates primarily reflect the costs related to our personnel. We do not believe that the costs associated with the replacement of the accounting system will have a material impact on our results of operations and financial condition. We have not identified any other IT or non-IT system that is subject to a material risk of disruption due to the Year 2000. We do not believe a formal contingency plan is required for internal systems.

         We have assessed whether a system failure experienced by any of our third-party vendors would negatively impact our operations or financial condition. We have determined that a Year 2000 system failure experienced by our satellite and communication vendors could potentially interrupt communications between client sites and our software development centers. This interruption could result in loss of revenue, increased costs and project delays. We have contacted our satellite and communication vendors in order to assess whether they anticipate any communications failures or interruptions as a result of the Year 2000. We have been informed that no such failures or interruptions are presently anticipated. If, however, further analysis determines that one or more of our satellite or communication vendors may encounter Year 2000 related failures or interruptions, we will be required to develop a contingency plan. We anticipate that a contingency plan, if necessary, will be developed by the third quarter of 1999. We have determined that a system failure experienced by the satellite and communication vendors could have a material effect on our results of operations and financial condition. System failure by any other third party vendor would not have a material affect on our results of operations and financial condition.

         RISKS PRESENTED BY THE YEAR 2000. Many of our client engagements include Year 2000 conversion services that are critical to the operations of our clients' businesses. Any failure in a client's system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. We have described the risks associated with such claims from our clients under "Risk Factors -- We may have liability to clients for damages to their computer systems because our contracts limiting the liability may not be enforceable or because we may not be covered by insurance."

                                    BUSINESS

GENERAL

         We are a leading international provider of innovative business and IT solutions to Fortune 500 and Global 2000 sized companies. We focus on providing our comprehensive range of services to companies in the following vertical industries:

         -        Insurance
         -        Capital markets
         -        Healthcare
         -        Utilities
         -        Media and communications
         -        Retail and manufacturing/distribution

         We believe companies in these specific industries are facing unique and substantial changes and competition that are altering the way they conduct business. Due to the scope and the pace of these changes, we believe that the IT solutions needed for these industries rarely lend themselves to packaged "off the shelf" programs or services. Instead, a customized and technology-based approach, provided in a short time frame, is needed. However, the development of customized applications is expensive and time consuming.

         Since early 1998, we have been developing component-based, vertical industry solutions to meet the needs of our clients and have acquired companies with complementary business knowledge or technology to assist in this development effort. Our component-based vertical industry solutions combine the functionality of customized software with the speed of implementation of a packaged solution. These solutions usually require a relatively low level of customization and lower maintenance costs and are easily modified to meet changing business requirements.

         Examples of some of our specific vertical market solutions include:

         - Our insurance solution includes a suite of component-based applications that support definition of new products, acquisition of new businesses, and the administration, billing, processing and paying of claims and commissions. We customize these applications for clients in property and casualty, life and reinsurance sectors of the insurance business.

         - Our capital markets solution includes a number of asset management and order execution component-based applications that we market under the name of FOX-TM-. The FOX solution enables securities firms to manage portfolios of securities, monitor changing market conditions and send orders to purchase or sell securities electronically.

         - Our healthcare solution allows health insurance companies to analyze data and identify trends and anomalies in claims, which can then be targeted for further investigation. This allows our clients to screen their incoming claims and to identify erroneous reimbursement claims more efficiently.


         We intend to continue to focus on developing component solutions because we believe that they provide significant benefits to our clients including a faster deployment time and generally at a lesser total cost than fully customized solutions. In addition we believe that our component-based solutions are more reliable and better tailored to the specific needs of our clients than pre-packaged products.

         We offer our customers the following services, separately or in combination:

         - Business consulting - provide vertical industry business expertise
         -        IT strategy formulation - plan and develop IT strategies
         -        E-Business services - design and implement Internet solutions

         - Component-based application development- build new applications using components
         - Application modernization/transformation - transform older software to newer technologies
         - Application management and support - manage and support existing computer applications

         We provide all of our services on an outsourcing basis. Outsourcing is the use by a client of third party providers to perform activities traditionally handled by that company's internal staff. We believe that outsourcing has proven effective in helping in-house IT departments manage costs while reducing the time needed to complete projects. We augment the benefits of outsourcing by providing our clients with a global network of centers with [highly trained and] qualified technology professionals. We utilize the time differences between our development centers in our global network to create a 24-hour "virtual workday" during which our technology professionals can work on projects for our clients.

         An important part of our strategy is to offer our services on a fixed-price, fixed-time basis. We believe that a high percentage of projects started by internal IT departments are not completed on time or on budget, with many not completed at all. By offering fixed pricing, we enable our clients to reduce their exposure to increased costs and by using our "on-site, off-site" delivery model, which utilizes one or more of our worldwide delivery centers, we can maintain consistent quality and reduce the project delivery time. Typically, we split the project team into an "on-site" team and one or more "off-site" teams. For a typical application management and support engagement, approximately 20% to 30% of the people are located at the client's site and the balance at one of our delivery centers. For large-scale development projects we can deliver projects faster by using multiple delivery centers. Over the past two years, we have successfully delivered over 100 fixed-price projects while improving our gross margins.

         In addition to fixed-price, fixed-time projects, we provide programming and IT consulting services at clients' sites as needed, usually on a time and materials basis. We also help our clients with tactical issues such as Year 2000 conversion services and the transition to the Euro currency. Our Year 2000 service offering was our largest source of revenue in each of 1997 and 1998 as our clients committed significant financial resources in addressing this issue. As Year 2000 engagements are completed in 1999, our revenue from this service offering will decrease and we expect it to be less than 15% of our business for 1999.

         Currently, we maintain a staff of approximately 2,700 software development professionals to serve our clients. We maintain three dedicated software development centers (Belfast, Mumbai and Bangalore) and operate five software development centers, in our corporate and international headquarters in Clearwater, London, Paris, Sydney and Tokyo. We also have 29 domestic branch/sales offices. We intend to further broaden our geographical reach and are considering additional locations in Europe, Asia and Eastern Europe. We expect this expansion to be accomplished primarily through acquisitions.

         In addition to seeking acquisitions to broaden our geographical reach, we intend to continue to acquire companies that have specific industry expertise in one of our targeted vertical markets and/or significant expertise in new technologies . For example, in March 1999, we acquired Fusion Systems Japan Co., Ltd., headquartered in Tokyo, Japan, which provides asset management and order execution solutions for companies in the capital markets industry. In April, 1999, we acquired PLP, which provides solutions for companies in the property and casualty insurance market. In addition, in June 1999 we acquired Orion, which provides solutions to facilitate transactions with payors and providers in the healthcare industry.

INDUSTRY OVERVIEW

         We believe that the vertical industries for which we are developing solutions are faced with dramatic business, technological and economic changes that are forcing them to alter their traditional business methods. These changes include demutualization and merger and acquisition activities in the insurance industry, deregulation of the utility industry, merger and acquisition activity in the financial services industry and privatization in the healthcare industry. Intense competition and globalization in turn are driving the development of new products and services which must be made available on a cost and time efficient basis. In addition, the integration of e-commerce into companies has become an integral part of the competitive environment.

         These changes require the support of IT solutions. We believe companies in our targeted industries are faced with competitive pressures to reduce the time needed to develop and market new products. As a consequence, many companies can no longer develop new applications relying solely on their internal IT staff. Moreover, the complexities of the industries in which our clients operate often preclude the use of packaged solutions. We believe these industries require customized solutions with the speed of packaged solutions, and the flexibility to constantly integrate these solutions with updated technologies and pre-existing systems.

         In addition, technology is enabling companies to increase productivity, shorten product cycles, enhance client services and create new lines of business. We believe that the rapid pace of these changes has overwhelmed many internal IT departments and has created a skills gap that IT service providers help to bridge. By outsourcing IT services, companies can focus on their core business, access specialized technical skills and implement IT solutions more rapidly while significantly reducing the costs of recruiting, training and retaining IT professionals.

         The IT services industry has evolved into a highly fragmented environment with several large, national service providers, a small number of international providers and a large number of regional service providers. We believe that, in light of recent globalization trends, IT service providers with an increasing global presence will be better able to address the IT needs of the large Fortune 500 and Global 2000 sized companies.

OUR SOLUTIONS MODEL

         The model of the traditional IT services provider has long been three-dimensional, with the level of customer service largely determined by the caliber of the provider's people, the level of its technology and the process by which it manages and delivers projects. We have been able to enhance customer service by adding a fourth dimension to the model utilizing our international network of software development and sales centers which provide a global presence while permitting local service and support to our clients. Our offices are distributed among nine time zones which gives us the ability to offer 24-hours of service per day, and thereby significantly decreases the time needed to complete clients projects. In addition, we are focusing on the business needs of companies within our targeted vertical industries and intend to continue to acquire more industry-specific knowledge. As a result, we have added industry knowledge as the fifth dimension to our model. We believe this five-dimensional model represents the ideal IT product and services provider.

                               [GRAPHIC OMITTED]

         Our solutions and service offerings reflect the five-dimensional approach we have taken to build our business. We provide solutions to selected vertical markets utilizing advanced tools and technology together with highly qualified personnel using proprietary methodologies. We deliver these solutions using an international network of development and support facilities that permit a lower cost alternative and shorter development times.

         - VERTICAL MARKET SOLUTION PROVIDER. We believe that what we offer our clients within our targeted vertical industries is unique. We act as a business partner who can provide our clients with industry specific solutions that reflect a thorough understanding and appreciation of the challenges they face and the business implications of those challenges. We believe we are one of the first to market component-based solutions that are tailored to meet industry specific business requirements, are platform independent, and are deployed using a rapid application development environment. Our solutions position us to become a long-term strategic partner and solution provider to our clients in these industries.

         - TOOLS AND TECHNOLOGY. We continue to invest in research and development of tools and technologies that enable us to increase the overall quality and productivity and shorten the "time-to-market" for delivering our services and solutions. For example, our Maintenance Improvement Workbench enables us to more effectively manage and maintain large software applications. Our component-based development allows us to deliver software solutions, including vertical industry specific solutions, significantly faster than building entirely customized software, and our Systems Evolution Toolset which is a tool that enables us to transform older software into newer technologies quickly and cost-effectively.

         - GLOBAL BUSINESS MODEL. Our international network of software development centers provides us with a significant cost advantage and the ability to provide 24-hour service to our clients. Many of our clients are linked by satellite communications to our offsite development centers, where we perform a substantial amount of each project's work.

         This global network allows us to take maximum advantage of the time differences between our clients' offices and ours, creating a seamless, 24 hour "virtual workday" to speed project completion. Working during our clients' off-peak hours also often allows us to use the excess capacity of their existing computing facilities, enabling us to undertake additional projects without substantial client investment in new hardware and software. For projects with critically short time frames, our multiple shifts allow us to further accelerate delivery by "concurrent development" - working on many development phases simultaneously in different offices. Cost savings and efficiencies are further enhanced because we are able to spread the costs of satellite communications and infrastructure at these centers among multiple clients and projects.

         Our international network of software development centers is supported by a separate network of sales and support offices located close to our client. Currently, we have 29 offices in the United States and 13 international sales offices, six of which are in Canada with the remainder in London, Paris, Frankfurt, Luxembourg, Bangalore, Sydney and Tokyo.

         - TSQM. We use our proprietary Total Software Quality Management
(TSQM) set of defined software development processes, techniques and tools to maximize the quality of our operations and client services, and to minimize project risks. For every project, we implement a two-staged approach that provides: (a) an extensive initial assessment of the project's scope and risks, and (b) a fixed-price implementation stage, divided into phases with frequent deliverables and client feedback. Continuously refined, TSQM allows us to detect, correct and mitigate quality defects and to establish appropriate contingencies for each project.

         The responsibilities of completing each TSQM phase are allocated between an on-site and an off-site team to optimize cost savings and accelerate project delivery. The specific tasks allocated to each team member are determined principally by the amount of client interaction required. The initial, front-end phase, which may include business area analysis, technical strategy development, requirements definition and analysis, and high level technical architecture design, is completed by the on-site team. The implementation phase, which may include programming, unit and system testing, is largely performed via satellite link by our off-site teams.

         Our TSQM process is based in part on software standards published by the Institute of Electrical and Electronic Engineers and the Software Engineering Institute (SEI) software engineering process models and ISO 9001 quality processes. To position us for future business from companies in Europe, and from international affiliates of our North American clients, our facilities in Bangalore and Mumbai, India; London, England; Paris France; and Belfast, Northern Ireland have achieved ISO 9001 certification. We are currently pursuing company-wide ISO 9001 and SEI certification.

GROWTH STRATEGIES

         To enhance our position in the market, we believe it will be necessary for us to further develop our industry expertise and expand our component-based application offerings to those industries. To do that, we have identified several key strategies we intend to pursue.

         - CONTINUE TO DEVELOP EXPERTISE IN SELECTED VERTICAL MARKETS. We will continue to build a comprehensive understanding of the business needs of our clients in our targeted vertical industries. We shifted from a traditional technology-based focus to an industry-based focus beginning in 1998. In part, we have built on our relationships and integrated the industry knowledge that we acquired from previous Year 2000 and other engagements into our new service offerings. Since then, we have continued to build our industry expertise by investing in industry-specific research and development, by acquiring companies with industry specific knowledge or technology and by hiring individuals with proven expertise in these industries. For example, in February 1999, we hired John Alexander, former CIO of Unum Life Insurance Company, as Director of our Insurance Vertical Practice. In addition, some of our acquisitions have provided us with additional expertise in vertical markets.


         - ACQUIRE AND DEVELOP PRODUCTIVITY-ENHANCING SOFTWARE TOOLS. We continue to improve our proprietary software engineering methodologies and toolsets through a combination of strategic acquisitions and internal research and development. In May 1998, we acquired Lyon Consultants which provided us with core technologies in component-based architectures, which, we believe, will be the dominant development technology over the next several years. We continue to enhance the technology we use to transform older software into newer technologies with licensing agreements and continued investments in research and development.

         - DEVELOP LONG-TERM STRATEGIC PARTNERSHIPS WITH CLIENTS. A key element of our strategy is to expand the scope of the services that we provide to each client with the goal of forging lasting strategic partnerships with them. By striving to exceed our client expectations and delivering projects on time and on budget, we have been successful in retaining clients and converting projects into additional engagements. Our significant investment in the technology necessary to support our clients' business strategies and the addition of new services such as E-business and component-based development, should help us further to develop their loyalty and trust and should provide us with the ability to sell additional services to our existing clients as well as to attract new clients. To underscore our commitment to our clients, we actively solicit feedback with client satisfaction surveys, consultant performance surveys and regularly scheduled client meetings with senior management. We also link a substantial portion of our senior executives' performance based compensation directly to client satisfaction.

         - CONCENTRATE ON KEY TECHNOLOGIES. We continue to focus on obtaining the most advanced software development technologies. The acquisition of ECWerks in January 1999 provided us with enhanced capabilities to design, develop and deliver large-scale solutions in the electronic commerce market. We also utilize software provided by companies such as Forte Software, Inc., in addition to our internally developed toolsets in offering the most advanced technology solutions. We conduct on-going personnel training to ensure that our employees are up to date in key technology areas.

         - EXPAND GEOGRAPHIC PRESENCE. As we continue to expand our client base, we intend to open additional regional offices in other geographic areas. We have eight software development facilities around the world and 42 sales offices, of which 22 were added in 1999.

         - PURSUE SELECTIVE STRATEGIC ACQUISITIONS. Our acquisition strategy is to select companies with well- established client bases, a strong cultural fits and one or more of the following criteria:

         - Geography - located where we want to increase our global presence
         -        Technology - significant expertise in new technologies
         - Vertical - specific industry expertise in one of our targeted verticals

         By acquiring companies that meet these requirements, we believe we can create opportunities to sell additional products and services throughout our client base. For example, component development solutions obtained from Lyon have been sold to our existing clients in the United States, and some of our core services have been sold to Lyon's clients in France.

         Our most significant acquisitions over the last two years met our requirements as follows:



                   Geography        Technology               Vertical
--------------------------------------------------------------------------------

1999
--------------------------------------------------------------------------------
Orion                  --                 --                     --
--------------------------------------------------------------------------------
PLP                    --                                        --
--------------------------------------------------------------------------------
Fusion                 --                 --                     --
--------------------------------------------------------------------------------
ECWerks                                   --
--------------------------------------------------------------------------------
Atechsys               --                                        --
--------------------------------------------------------------------------------
1998
--------------------------------------------------------------------------------
Visual                 --                 --
--------------------------------------------------------------------------------
RHO                    --                 --
--------------------------------------------------------------------------------
Lyon                   --                 --
--------------------------------------------------------------------------------


         - LEVERAGE TACTICAL OPPORTUNITIES. We intend to continue to identify tactical opportunities and use them to sell additional products and services to our clients. Our Year 2000 and European Monetary Union (Euro) conversion services are examples of tactical opportunities we have used to develop new business.


OUR SERVICE OFFERINGS

         - BUSINESS CONSULTING. We provide vertical industry business experience such as helping our healthcare clients by simplifying complex business issues in the healthcare industry, evaluating their financial and operational performance and supplying advice in the ever-changing healthcare industry. Our healthcare consultants have a national reputation as experts in healthcare payment methodologies and help our clients to improve the quality of their services, increase productivity and reduce costs. We have been significantly increasing our vertical industry business expertise in each of our targeted verticals by hiring people with extensive experience in particular vertical industries and by acquiring companies that focus exclusively on a particular vertical industry.

         - IT STRATEGY FORMULATION. By combining vertical industry business expertise with our technological experience, we are able to assist our clients in formulating effective IT strategies that best match the business objectives of our clients. For example, we assisted Baylor College of Medicine in a strategic software selection and subsequently established a project management office that supported the on-time implementation of that selection.

         - E-BUSINESS SOLUTIONS. We help clients design and implement solutions involving the Internet and electronic commerce. This service includes the development of Internet strategies, management of web content and training. Our senior E-commerce consultants assist clients in understanding the opportunities, procedures and technologic challenges associated with conducting electronic commerce. Our technical staff concurrently design, develop and implement the underlying technologies supporting the E-business initiative, using state-of-the-market development technologies. The scope of E-business projects includes: web retailing, client extranets, online service centers, supply chain optimization, electronic data interface, corporate intranets, back office integration, sales force extranets and knowledge base management.

         - APPLICATION MODERNIZATION/TRANSFORMATION. We have developed a proprietary methodology for deploying new technologies and managing the successful transformation of mainframe systems with new technologies. Our TRANSFORM series of re-engineering tools automate many of the processes required, thereby substantially reducing the time and cost to perform these services. These "productivity tools" enable us to perform source code analysis, redesign target databases and convert certain programming languages.

         - APPLICATION MANAGEMENT AND SUPPORT. We have four distinct processes for our application management and support services:

         - CORRECTIVE MAINTENANCE requires software failures to be diagnosed and fixed as they occur. These failures can directly affect business operations and require the highest level of support. Quick fixes and poor documentation often result in increased code complexity and increased future maintenance costs.
         - ADAPTIVE MAINTENANCE requires software modification to support changing business requirements or changing technical environments. This includes user enhancements, operating system upgrades and other outside improvements. Enhancement backlogs are generally the biggest source of concern for IT management.
         - PERFECTIVE MAINTENANCE involves modifications to application systems to improve performance, without changing the basic system.
         - PREVENTIVE MAINTENANCE identifies and eliminates the maintenance problems that create the need for corrective maintenance. Year 2000 compliance services are forms of preventive maintenance.

         - COMPONENT-BASED VERTICAL INDUSTRY SOLUTIONS. Using an approach similar to the popular Lego-REGISTERED- -building block approach, we utilize reusable, industry-specific software components to quickly build vertical industry specific applications for our clients. These pre-built, pre-tested software components, along with components customized for company specific purposes, are assembled in significantly less time than building an application from scratch and provide clients a solution that fits their business better than a packaged solution. This approach can be used to deliver projects on an accelerated basis for selected platforms, avoiding the functional shortcomings of traditional standardized, pre-packaged software solutions or the time and cost of developing completely new custom solutions.

         - COMPONENT-BASED APPLICATION DEVELOPMENT. We utilize reusable technical and generic business components to quickly build applications for our clients. This approach can be used to deliver highly customized applications on an accelerated basis where no pre-packaged software solution exists. For example we recently built a supply chain management and billing system for CGM, a large European shipping company, using this approach. We also develop customized applications using our world wide development centers in significantly less time than building an application from scratch.

         In addition, we provide Year 2000 services to support the ongoing needs of our clients and Euro conversion services to help large international companies and organizations transition to the Euro currency. We also provide programming services on a time and materials basis. In addition to staffing our client's short-term needs, our objective is to leverage professional staffing engagements to learn more about the client's business and IT system needs and position ourselves to provide additional services.

REPRESENTATIVE CLIENTS


       INSURANCE                   CAPITAL MARKETS                   HEALTHCARE
       ---------                   ---------------                   ----------

         AMPlus                     Merrill Lynch               Health Plan Services
     CGU Insurance                 Morgan Stanley              Blue Cross/Blue Shield
John Hancock Mutual Life       Schroders International        Foundation Health System
       Reliastar              Banque National de Paris      American Medical Association



                                                                  RETAIL AND
        UTILITIES            MEDIA AND COMMUNICATIONS     MANUFACTURING/ DISTRIBUTION     OTHER
        ---------            ------------------------     ---------------------------     -----

        Ameritech                EBSCO Industries                 Blockbuster            Amtrak
           SAUR                Thompson EC Resources             Dayton Hudson            TWA
Southern California Edison                                         Fingerhut             Mitsui
    Salt River Project                                            Winn Dixie              CGM
                                                                 Dow Corning
                                                                   Michelin
                                                                   Renault


SALES AND MARKETING

         We market and sell our services directly through our professional staff and senior management operating at our United States and international regional offices and sales branch offices. We focus our marketing efforts on large corporations within our six targeted vertical industries that have significant IT budgets and recurring staffing or software development needs. Marketing personnel identify prospects and enter the information into a database which is consistently maintained. Direct sales representatives utilize these records to initiate the sales cycle from prospect qualification to closing. As a result, we can prequalify sales opportunities and minimize the time that direct sales representatives spend on prospect qualification.

         Our marketing programs include direct mail campaigns, advertising, seminars, conferences and other activities. The sales executive and technical support teams define the scope, deliverables, assumptions and execution strategies for a proposed project. They also develop project estimates, prepare pricing, margin, and cash flow analyses, and finalize sales proposals. Management reviews and approves the proposal, then the sales staff presents the proposal to the prospective client. Sales personnel are actively involved throughout the execution phase.

         As we expand in Europe and Asia, we will consider establishing branch sales offices to pursue business opportunities in these regions.

INTELLECTUAL PROPERTY

         Our business consists of software applications development and other deliverables including written specifications and documentation in connection with specific client engagements. Ownership of these products is generally retained by or assigned to the client. We also develop reusable software components and vertical industry component libraries for application development, as well as certain software toolsets and proprietary methodologies. Many are developed in one country and subsequently used in another country. Furthermore, we maintain trademarks and service marks in our various service offerings. To protect our intellectual properties, we rely on copyright and trade secret laws, nondisclosure and other contractual arrangements, and technical measures.

COMPETITION

         The IT services market is highly competitive and is served by numerous national, regional and local firms. Our clients generally consist of large corporations principally in the insurance, capital markets, utilities, healthcare, retail, manufacturing and distribution, and media and communications industries. Many of our competitors are aggressively pursuing business from these entities. In addition to in-house IT departments, market participants include systems consulting and integration firms, professional service companies, applications software firms, temporary employment agencies, professional services divisions of large integrated manufacturing and other companies, facilities management and outsourcing companies, accounting and business consulting firms such as the "Big 5" and related entities.

         We believe that many of our competitors have significantly greater financial, technical and market resources and generate greater revenue than we do. We compete by offering component-based software products, a successful services delivery model, excellent referral base, continued focus on client needs, quality of services, competitive prices and strong project management capabilities and technical expertise.

HUMAN RESOURCES

         As of June 30, 1999, we had approximately 2,900 employees, including approximately 1,800 people in our United States, U.K., France, Japan, Canada and Australian headquarters and branch offices, and approximately 1100 in our software development centers in India and Northern Ireland. Additionally, we had approximately 200 independent contractors performing various services. None of our employees are subject to a collective bargaining arrangement, except for approximately 200 employees in France.

         As of the end of July 1999, approximately 500 of our United States employees were working under the H-1B non-immigration work permitted visa classification, which we processed for those employees through the United States Immigration and Naturalization Service. The H-1B visa classification enables United States employers to hire qualified foreign workers in positions which require education at least equal to a United States baccalaureate degree in specialty occupations such as software systems engineering and systems analysis.

         We believe that there is a shortage of, and significant competition for, IT professionals and that our future success will depend in large part upon our ability to attract, train, motivate and retain highly skilled employees with the advanced technical skills necessary to perform the services we offer. We have active recruiting programs in North America, Europe, Australia, India and certain other countries and have developed a recruiting system and database that facilitates the rapid identification of skilled candidates. We also have adopted a career and education management program working with employees to define their objectives and career plans. Through an intensive orientation and training program, we introduce new employees to our TSQM software engineering process and our products and services.

PROPERTIES

         The following table sets forth a description of our principal facilities:


                                       Square Feet              Owned/
           Location                     (Approx.)        Lease Expiration Date     Function
           --------                     ---------        ---------------------     --------

Clearwater, Florida                       51,000          Owned                    Corporate headquarters and
                                                                                   software development facility
London (Chesham),England                  12,500          March 2013               U.K. headquarters and software
                                                                                   development facility
Howell, New Jersey                        22,700          September 1999 -         Insurance facility
                                                             July 2003
Bangalore, India                          66,000          June 2000                Software development facility
Belfast, Northern Ireland                 14,500          September 2002           Software development facility
Cleveland, Ohio                           30,900          September 2007           Healthcare industry facility
Mumbai, India                             28,000          Owned                    Software development facility
New Delhi, India                          28,000          Owned                    Future facility
Paris, France                             18,900          May 2005                 France headquarters and software
                                                                                   development facility
Paris, France                              5,600          October 2000 -           European Capital Market
                                                             November 2001            Industry facility
Sydney, Australia                          6,800          May 2002                 Australian headquarters and
                                                                                   software development facility
Toronto, Canada                            6,300          October 2002             Canada headquarters
Tokyo, Japan                              16,200          January 2001             Japan headquarters and software
                                                                                   development facility
Tampa, Florida                            20,000          January 2004             ECWerks headquarters


         In 1998, we purchased approximately 15 acres in Clearwater, Florida for the purpose of constructing a headquarters complex. In July 1999, we took possession of land and our 51,000 square foot headquarters building. A second 80,000 square foot building is scheduled for completion in January 2000. The second building will also house the entire research and development team that is currently housed in Clearwater, France, Australia and India. The property has room for two additional buildings and a parking garage if further development is needed. In connection with taking possession of the headquarters building in Clearwater, the Tampa, Florida ECWerks headquarters is being vacated and employees are moving to the headquarters in Clearwater.

         The leases for our facilities in Bangalore, Belfast, Paris (headquarters) and Toronto contain options to extend the term for an additional five years.

         We own the building at our software development facility in Mumbai, India and we lease the land through March 2096. We own land and a building in New Delhi, India which may be renovated to house a future facility.

         In addition, we lease branch offices, which are used primarily for sales and marketing purposes, in Atlanta, Boston, Chicago, Dallas, Detroit, Los Angeles, Minneapolis, New York, Seattle, Boston, Denver, Greenville, Jacksonville, Ashburn, Cincinnati, Clifton Park, Deerfield Beach, Harrisburg, Kansas City, Midlothian, New Iberia, Pittsburg, San Francisco, Saratoga Springs, St. Louis, Tempe in the United States, Montreal, Quebec City, Winnipeg, Calgary and Vancouver in Canada, Frankfurt, Germany and Luxembourg.

LEGAL PROCEEDINGS

         We are not a party to any pending material litigation.

                              SELLING SHAREHOLDERS

         All of the shares registered for sale under this prospectus are owned by the selling shareholders who are the former shareholders of either Atechsys S.A.; ECWerks, Inc.; Fusion Systems, Ltd., or Orion Consulting, Inc.

         The shares offered by the selling shareholders were acquired in connection with the following business combinations:

         - the January 8, 1999 merger with Atechsys S.A., headquartered in Paris, France

         - the January 15, 1999 acquisition of ECWerks, Inc., headquartered in Tampa, Florida

         - the March 25, 1999 merger with Fusion Systems, Inc., headquartered in Tokyo, Japan

         - the June 15, 1999 merger with Orion Consulting, Inc., headquartered in Cleveland, Ohio

         Under the terms of the above transactions, we agreed to register the shares of common stock received by these selling shareholders in connection with the above business combinations. In the past three years, none of the selling shareholders has had a material relationship with us, except that certain selling shareholders have become non-officer employees of our company (or a subsidiary of our company) after the above transactions were consummated.

         The following table sets forth certain information regarding the beneficial ownership of our common stock by the selling shareholders. The table organizes the selling shareholders according to the business combinations pursuant to which they became shareholders. Information provided in this table is organized as follows in six columns (from left to right):

         (1) Selling shareholders names and addresses

         (2) Shares owned prior to this offering (number) - The number of shares of our common stock beneficially owned by each selling shareholder at September 1, 1999.

         (3) Shares owned prior to this offering (percent) - The percentage, if 1% or more, of the total outstanding shares of our common stock beneficially owned by each selling shareholder at September 1, 1999.

         (4) Shares offered - The number of shares of our common stock that are being registered under this registration statement for each selling shareholder. Some or all of these shares may be sold pursuant to this Prospectus.

         (5) Shares owned after this offering (number) - The number of our common shares that will be beneficially owned following this offering, assuming all of the shares in the column entitled "Shares Offered" are sold by the selling shareholder.

         (6) Shares owned after this offering (percent) - The percentage, if 1% or more, of our total outstanding common shares that will be beneficially owned following this offering, assuming all of the shares in the column entitled "Shares Offered" are sold by the selling shareholder.


                                                    Shares Owned Prior to                           Shares Owned After
                                                      THIS OFFERING (1)                             THIS OFFERING (1)
                                                      -----------------                             -----------------
                                                                                  Shares
              Selling Shareholders                  Number         Percent        Offered       Number       Percent
              --------------------                  ------         -------        -------       ------       -------
ATECHSYS ACQUISITION:
ZRH Nominees (0042) Ltd.                            231,784            --         92,714       139,070           --
Zollikerstrasse 181
8034 Zurich
Switzerland

ZRH Nominees (0042) Ltd.                            119,403            --         47,762        71,641           --
Zollikerstrasse 181
8034 Zurich
Switzerland

ZRH Nominees (0043) Ltd.                            231,783            --         92,714       139,069           --
Zollikerstrasse 181
8034 Zurich
Switzerland

ZRH Nominees (0043) Ltd.                            119,403            --         47,762        71,641           --
Zollikerstrasse 181
8034 Zurich
Switzerland

Jacques Bouyssarie                                    5,495            --          2,198         3,297           --
46 bis, rue Paul Vaillant Couturier
92140 Clamart, France

Gilles Leprince                                       5,495            --          2,198         3,297           --
3, avenue Muret
78470 Saint Remi las Chevreuses, France

Remi Munier                                           5,495            --          2,198         3,297           --
11, avenue Junot
75018 Paris, France
                                                    -------        -------        -------       ------       -------

         Total                                      718,858           1.9%       287,546       431,312         1.1%

ECWERKS ACQUISITION:

Lawrence W. and Janice J. Adams                         213            --            213            --           --
47-110 Lulani Place
Kanoehe, HI 96744

Maureen Babcock                                          64            --             64            --           --
8 Beth Drive
Covington, LA 70433



                                                    Shares Owned Prior to                           Shares Owned After
                                                      this Offering (1)                             this Offering (1)
                                                      -----------------                             -----------------
                                                                                  Shares
              Selling Shareholders                  Number         Percent        Offered         Number      Percent
              --------------------                  ------         -------        -------         ------      -------

Scott Barry                                            213             --             213            --           --
9241 Brindlewood Drive
Odessa, FL 33556

Daniel J. Boon                                       2,134             --           2,134            --           --
7206 Forestedge Court
New Port Richey, FL 34655

Benjamin J. Buckley Irrevocable Trust                1,067             --           1,067            --           --
199 Harvest Lane
Versailles, IN 47042

Eileen M. Buckley                                      586             --             586            --           --
35 Oaklawn Drive
Covington, LA 70433

John J. Buckley                                         53             --              53            --           --
72129 Highway 1077
Covington, LA 70433

Kyle M. Buckley Irrevocable Trust                    1,067             --           1,067            --           --
199 Harvest Lane
Versailles, IN 47042

Lawrence C. Buckley, III, Irrevocable Trust          1,067             --           1,067            --           --
199 Harvest Lane
Versailles, IN 47042

Lawrence C. Buckley, Jr.                            24,898             --          24,898            --           --
11706 Rolling Oaks Drive
Tampa, FL 33624

Lawrence C. Buckley, Sr.                               586             --             586            --           --
35 Oaklawn Drive
Covington, LA 70433

Paul Buckley                                            53             --              53            --           --
1148-12th Avenue, NE
St. Petersburg, FL 33704

Ryan P. Buckley Irrevocable Trust                    1,067             --           1,067            --           --
199 Harvest Lane
Versailles, IN 47042

Thomas C. Buckley                                       53             --              53            --           --
3299 Greencastle Chase N.E.
Marietta, GA 30062



                                                    Shares Owned Prior to                           Shares Owned After
                                                      this Offering (1)                             this Offering (1)
                                                      -----------------                             -----------------
                                                                                  Shares
              Selling Shareholders                  Number        Percent        Offered        Number        Percent
              --------------------                  ------        -------        -------        ------        -------
Dorothy A. Collier                                     64             --             64            --             --
199 Harvest Lane
Versailles, IN   47042

Darrell Damron                                        106             --            106            --             --
840 May Street
Raymond, WA 98577

Kimberly Damron                                       106             --            106            --             --
840 May Street
Raymond, WA 98577

Julianne Daniels                                       53             --             53            --             --
736 W. Oakdale Avenue
Deland, FL 32720

Bruce Eden                                         32,017             --         32,017            --             --
3797 Presidential Court
Palm Harbor, FL 34685

James P. Fama                                       2,668             --          2,668            --             --
1938 Rockingham Street
McLean, VA 22101

Julia M. Flowers                                    1,173             --          1,173            --             --
2030 Riverview Drive
Deland, FL 32720

Mikell Flowers                                         53             --             53            --             --
3847 Bell Road
Tallahassee, FL   32303

William B. Flowers                                     53             --             53            --             --
1171 Heidi Court
Deland, FL 32720

Kevin A. Franklin                                     106             --            106            --             --
4022 Corona Street
Tampa, FL 33629

Douglas A. Gray                                       853             --            853            --             --
3616 San Juan Street
Tampa, FL   33629

Elizabeth Grindey                                      53             --             53            --             --
806 Seminole Blvd.
Tarpon Springs, FL 34689



                                                    Shares Owned Prior to                           Shares Owned After
                                                      this Offering (1)                             this Offering (1)
                                                      -----------------                             -----------------
                                                                                 Shares
              Selling Shareholders                  Number         Percent       Offered         Number        Percent
              --------------------                  ------         -------       -------         ------        -------

Pamela A. Hagan                                        106             --            106            --             --
11403 Suncreek Place
Tampa, FL 33617

Andrea E. Hickson Irrevocable Trust                  1,067             --          1,067            --             --
47-110 Lulani Place
Kanoehe, HI 96744

Armand R. Hickson                                      106             --            106            --             --
2215 West Skagway Ave.
Tampa, FL 33604

Betty J. Hickson                                       106             --            106            --             --
2215 West Skagway Ave.
Tampa, FL 33604

David W. Hickson                                    24,759             --         24,759            --             --
4404 Endicott Place
Tampa, FL 33624

Jacob W. Hickson Irrevocable Trust                   1,067             --          1,067            --             --
47-110 Lulani Place
Kanoehe, HI 96744

Larry D. Iwanowski                                     106             --            106            --             --
4836 Cypress Tree Drive
Tampa, FL   33624

Gary K. Landry                                      32,017             --         32,017            --             --
13676 Eagle Walk Drive
Clearwater, FL 33762

Edward G. Lipktak                                      106             --            106            --             --
7858 Chaucer Dr.
Springhill, FL 34607

Margie T. Lipktak                                      106             --            106            --             --
7858 Chaucer Dr.
Springhill, FL 34607

Charles F. Muller, III                                 213             --            213            --             --
18935 St. Laurent Drive
Lutz, FL 33549

Michael I. Nelson                                      320             --            320            --             --
715 Seagate Drive
Tampa, FL 33602



                                                    Shares Owned Prior to                           Shares Owned After
                                                      this Offering (1)                             this Offering (1)
                                                      -----------------                             -----------------
                                                                                   Shares
              Selling Shareholders                  Number         Percent         Offered         Number        Percent
              --------------------                  ------         -------         -------         ------        -------
Heather D. Pollard                                   2,134             --            2,134            --             --
103 Bay Pointe Dr., NE
St. Petersburg, FL  33704

James T. Pollard                                    27,748             --           27,748            --             --
3238 S. Newcombe Street
Lakewood, CA 80227

Michael J. Pollard                                   2,134             --            2,134            --             --
8000 W. Crestline Ave., # 516
Littleton, CO 80123

Mark A. Staublin                                       533             --              533            --             --
8000 N. Crestline Ave., # 516
Littleton, CO 80123
         Total                                     163,054             --          163,054            --             --

FUSION ACQUISITION:

Michael J. Alfant                                1,731,215           4.5%          675,174     1,056,041           2.7%
c/o Fusion Systems Japan Co., Ltd.
Daiwa Naka-Meguro Bldg. 5-8F
4-6-1 Naka-Meguro, Meguro-ku
Tokyo, Japan 153-0061

Mami Alfant                                        110,504             --           43,097        67,407             --
c/o Fusion Systems Japan Co., Ltd.
Daiwa Naka-Meguro Bldg. 5-8F
4-6-1 Naka-Meguro, Meguro-ku
Tokyo, Japan 153-0061

Boris Umylny                                       215,202             --           83,929       131,273             --
c/o Fusion Systems Japan Co., Ltd.
Daiwa Naka-Meguro Bldg. 5-8F
4-6-1 Naka-Meguro, Meguro-ku
Tokyo, Japan 153-0061

Raymond F. Ribble                                  215,202             --           83,929       131,273             --
c/o Fusion Systems Japan Co., Ltd.
Daiwa Naka-Meguro Bldg. 5-8F
4-6-1 Naka-Meguro, Meguro-ku
Tokyo, Japan 153-0061




                                                    Shares Owned Prior to                           Shares Owned After
                                                      this Offering (1)                             this Offering (1)
                                                      -----------------                             -----------------
                                                                                 Shares
              Selling Shareholders               Number          Percent         Offered       Number       Percent
              --------------------               ------          -------         -------       ------       -------

Ian L. Chun                                      215,202             --           83,929       131,273          --
c/o Fusion Systems Japan Co., Ltd.
Daiwa Naka-Meguro Bldg. 5-8F
4-6-1 Naka-Meguro, Meguro-ku
Tokyo, Japan 153-0061

Rajiv Trehan                                     215,202             --           83,929       131,273          --
c/o Fusion Systems Japan Co., Ltd.
Daiwa Naka-Meguro Bldg. 5-8F
4-6-1 Naka-Meguro, Meguro-ku
Tokyo, Japan 153-0061

Pierre Gaboury                                   215,202             --           83,929       131,273          --
c/o Fusion Systems Japan Co., Ltd.
Daiwa Naka-Meguro Bldg. 5-8F
4-6-1 Naka-Meguro, Meguro-ku
Tokyo, Japan 153-0061

Huw Rogers                                        71,734             --           27,976        43,758          --
c/o Fusion Systems Japan Co., Ltd.
Daiwa Naka-Meguro Bldg. 5-8F
4-6-1 Naka-Meguro, Meguro-ku
Tokyo, Japan 153-0061

Gary Hyman                                        71,734             --           27,976        43,758          --
c/o Fusion Systems Japan Co., Ltd.
Daiwa Naka-Meguro Bldg. 5-8F
4-6-1 Naka-Meguro, Meguro-ku
Tokyo, Japan 153-0061

Gregory Tucker                                    71,734             --           27,976        43,758          --
c/o Fusion Systems Japan Co., Ltd.
Daiwa Naka-Meguro Bldg. 5-8F
4-6-1 Naka-Meguro, Meguro-ku
Tokyo, Japan 153-0061

Kevin G. English                                  71,734             --           27,976        43,758          --
c/o Fusion Systems Japan Co., Ltd.
Daiwa Naka-Meguro Bldg. 5-8F
4-6-1 Naka-Meguro, Meguro-ku
Tokyo, Japan 153-0061

Andrew Howells                                    71,734             --           27,976        43,758          --
c/o Fusion Systems Japan Co., Ltd.
Daiwa Naka-Meguro Bldg. 5-8F
4-6-1 Naka-Meguro, Meguro-ku
Tokyo, Japan 153-0061

                                                    Shares Owned Prior to                           Shares Owned After
                                                      this Offering (1)                             this Offering (1)
                                                      -----------------                             -----------------
                                                                                  Shares
              Selling Shareholders                  Number         Percent        Offered         Number         Percent
              --------------------                  ------         -------        -------         ------         -------
FUSION ACQUISITION (CONTINUED):

Ian Gardner                                         71,734             --           27,976        43,758             --
c/o Fusion Systems Japan Co., Ltd.
Daiwa Naka-Meguro Bldg. 5-8F
4-6-1 Naka-Meguro, Meguro-ku
Tokyo, Japan 153-0061

Tony Fujii                                          71,734             --           27,976        43,758             --
c/o Fusion Systems Japan Co., Ltd.
Daiwa Naka-Meguro Bldg. 5-8F
4-6-1 Naka-Meguro, Meguro-ku
Tokyo, Japan 153-0061

Stephen F. Siegel                                  172,201              -           67,158       105,043             --
c/o FSJ, Inc.
185 Devonshire Street
Boston, MA 02110

Kevin G. Weber                                      71,734             --           27,976        43,758             --
c/o FSJ, Inc.
185 Devonshire Street
Boston, MA 02110

Marvin A. Wolfthal                                  71,734             --           27,976        43,758             --
c/o FSJ, Inc.
185 Devonshire Street
Boston, MA 02110

         Total                                   3,735,536           9.7%        1,456,858     2,278,678           5.9%

ORION ACQUISITION:
George M. Arsenault                                379,624             --           75,925       303,699             --
2689 East Overlook
Cleveland, OH 44106

Vincent C. Campanella (2)                        1,189,011           3.1%          237,805       951,206           2.5%
900 Andrews Lane
Gates Mills, OH 44040

Leonard S. Brauner                                  71,916             --           14,384        57,532             --
Apartment J
11615 Tomahawk Creek Parkway
Leawood, KS 66211


                                                    Shares Owned Prior to                           Shares Owned After
                                                      this Offering (1)                             this Offering (1)
                                                      -----------------                             -----------------
                                                                                  Shares
              Selling Shareholders                  Number         Percent        Offered         Number         Percent
              --------------------                  ------         -------        -------         ------         -------

ORION ACQUISITION (CONTINUED):

Roland E. Breunig                                 57,417             --           11,484        45,933             --
8976 Cinnabar Drive
Brecksville, OH 44141

Edwin T. Crego, Jr.                               25,315             --            5,063        20,252             --
3450 Lakeshore #5B
Chicago, IL 60613

James C. Dowdell                                  71,916             --           14,384        57,532             --
310 Westbury
Coraopolis, PA 15108

J. Scott Earich                                   28,766             --            5,754        23,012             --
2267 Meadowood Blvd.
Twinsburg, OH 44087

Linda B. Fisher                                    5,754             --            1,151         4,603             --
7200 Northmoor
St. Louis, MO 63105

Joseph J. Frankhauser                              7,192             --            1,439         5,753             --
7285 Ledgewood Drive
Kirtland, OH 44094

Tim W. Herberts                                    5,754             --            1,151         4,603             --
507 Ridgemont Road
Collinsville, IL 62234

James W. Kinney                                    5,754             --            1,151         4,603             --
16555 N. White Oaks Drive
Strongsville, OH 44136

Edward D. Knell, Jr.                             258,894             --           51,779       207,115             --
5902 Briarmist
St. Louis, MO 63128

Joseph C. Krysh                                  141,817             --           28,364       113,453             --
28547 E. Brockway Drive
Westlake, OH 44145

Arthur F. Leyland, Jr.                             4,315             --              863         3,452             --
30 E. Huron #3709
Chicago, IL 60611

Stephen C. MacCormack                             35,958             --            7,192        28,766             --
13 Bradt Road
Rexford, NY 12148



                                              Shares Owned Prior to                           Shares Owned After
                                                this Offering (1)                             this Offering (1)

                                                                            Shares
              Selling Shareholders            Number         Percent        Offered         Number         Percent
                                              ------         -------        -------         ------         -------
ORION ACQUISITION (CONTINUED):

Michael J. Mahoney                              7,192             --            1,439         5,753             --
336 Bassett Road
Bay Village, OH 44140

Lance Malkind                                   7,192             --            1,439         5,753             --
536 East Kelly Lane
Tempe, AZ 85284

George N. Mansour                              57,532             --           11,507        46,025             --
3131Warren Lane
El Dorado Hills, CA 95762

Randal E. March, M.D.                           7,192             --            1,439         5,753             --
6935 Waterpepper Circle
Solon, OH 44139

Alan J. Mihok                                   8,630             --            1,726         6,904             --
9975 Weathersfield Drive
Concord, OH 44060

Timothy M. Mosco                                7,192             --            1,439         5,753             --
125 Brooksmill Road
Grantville, PA 17028

Robert E. Paponetti                             4,315             --              863         3,452             --
2902 Margaretta Drive
Westlake, OH 44145

George E. Pilla                                58,971             --           11,795        47,176             --
16131 Cleviden Road
E. Cleveland, OH 44112

William R. Plato                               86,298             --           17,260        69,038             --
5643 Spring Grove Drive
Solon, OH   44139

Louis M. Primozic                             144,406             --           28,882       115,524             --
6576 Thorntree
Brecksville, OH 44141

Teresa A. Rasch                                 5,754             --            1,151         4,603             --
12 Todd Road
Carlisle, PA 17013

Gregory T. Robinson                             5,754             --            1,151         4,603             --
1033 Orchard Lane
Broadview Hts., OH 44147


                                                    Shares Owned Prior to                           Shares Owned After
                                                      this Offering (1)                             this Offering (1)
                                                                                   Shares
              Selling Shareholders                  Number         Percent        Offered         Number         Percent
ORION ACQUISITION (CONTINUED):

Dean R. Rossiter                                     7,192             --            1,439         5,753             --
21593 Cedar Branch
Strongsville, OH 44136

Richard B. Schmitz                                 100,682             --           20,137        80,545             --
2469 Nadine Circle
Hinckley, OH 44238

William A. Silverman                                14,384             --            2,877        11,507             --
9515 Greystone Parkway
Brecksville, OH 44141

Stephen H. Smith                                    35,958             --            7,192        28,766             --
9320 Mohawk Lane
Leawood, KS 66206

Philip Sneary                                        7,192             --            1,439         5,753             --
237 Daniels Avenue
Conneaut, OH 44030

Craig J. Soltis                                     12,370             --            2,474         9,896             --
7357 Meadow Creek Drive
Sagamore Hills, OH 44067
                                             ---------------------------------------------------------------------------

Gregory S. St. Clair, Sr.                          100,682             --           20,137        80,545             --
1645 Whitley Drive
Harrisburg, PA 17111

Michael L. Sturges                                  47,177             --            9,436        37,741             --
180 Brandon Place
Rocky River, OH   44116

Douglas J. Whinnie                                   5,754             --            1,151         4,603             --
6760 Rockport Lane
Mentor, OH 44040

George B. Woznak                                     7,192             --            1,439         5,753             --
8661 Dunbar Lane
Brecksville, OH   44141
                                                 ---------                   -------------     ---------
      Total                                      3,028,414           7.9%          605,701     2,422,713           6.3%
                                                 ---------                   -------------     ---------
      Total all selling shareholders             7,645,862          19.9%        2,513,159     5,132,703          13.3%
                                                 ---------                    ------------     ---------
                                                 ---------                    ------------     ---------


(1) Beneficial ownership is sole voting and investment power with respect to the shares beneficially owned.

(2) Includes 630,195 shares held in four irrevocable trusts for which Mr. Campanella disclaims beneficial ownership.

                               PLAN OF DISTRIBUTION

         Shares covered by this prospectus will be sold by the selling shareholders as principals for their own account. We will not receive any proceeds from sales of any shares by selling shareholders.

         We are registering the common stock covered by this prospectus for the selling shareholders. As used in this prospectus, the words "selling shareholders" include the pledgees, donees, transferees or others who may later hold the selling shareholders' interests. We will pay the costs and fees of registering the shares of common stock, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of their shares of common stock.

         The selling shareholders may sell their shares of common stock in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling shareholders may sell some or all of their shares through:

         - a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction

         - purchase by a broker-dealer, as principal, and resale by the broker-dealer for its account or

         - ordinary brokerage transactions and transactions in which a broker solicits purchasers

         When selling the common shares, the selling shareholders may enter into hedging transactions. For example, the selling shareholders may:

         - enter into transactions involving short sales of the shares by broker-dealers

         - sell shares of the common stock short themselves and redeliver such shares to close out their short positions

         - enter into an option or other type of transactions that requires the selling shareholder to deliver their shares of common stock to a broker-dealer, who will then resell or transfer them under this prospectus or

         - loan or pledge the shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares

         The selling shareholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling shareholders may allow other broker-dealers to participate in resales. However, the selling shareholders and any broker-dealers involved in the sale or resale of the shares of common stock may qualify as "underwriters" within the meaning of the Section 2(a)(11) of the Securities Act of 1933 (the "1933 Act"). In addition, the broker-dealers' commissions, discounts or concession may qualify as underwriters' compensation under the 1933 Act. If the selling shareholders qualify as "underwriters," they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the 1933 Act.

         In addition to selling their shares of common stock under this prospectus, the selling shareholders may:

         - agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of their shares, including liabilities arising under the 1933 Act

         - transfer their common shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer or

         - sell their shares of our common stock under Rule 144 of the 1933 Act rather than under this prospectus, if the transaction meets the requirements of Rule 144


                                  LEGAL MATTERS


         For purposes of this offering, our Co-General Counsel is giving his opinion on the validity of the common shares.

                                     EXPERTS


         The consolidated financial statements of IMRglobal Corp. at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon appearing and incorporated by reference elsewhere herein which, as to the years 1997 and 1996, are based in part on the reports of PricewaterhouseCoopers LLP and as to the years 1998, 1997 and 1996 are based in part on the reports of Arthur Andersen LLP, independent auditors. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

                                [GRAPHIC OMITTED]






                                2,513,159 Shares

                                       of

                                  Common Stock






                                   Prospectus












                               September __, 1999

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The expenses relating to the registration of Shares will be borne by IMRglobal. Such expenses are estimated to be as follows:


Registration Fee - Securities and Exchange Commission................ $  7,816.59
Accounting Fees and Expenses.........................................   50,000.00
Legal Fees and Expenses..............................................   50,000.00
Printing Fees........................................................    5,000.00
Miscellaneous........................................................    5,000.00
                                                                      -----------
         Total                                                        $117,816.59
                                                                      -----------
                                                                      -----------


ITEM 15.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Florida Business Corporation Act ("FBCA") provides that, in general, a business Company may indemnify any person who is or was a party to any proceeding (other than action by, or in the right of, the Company) by reason of the fact that he or she is or was a director or officer of the Company, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the Company, the FBCA provides that, in general, a Company may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the Company against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the Company, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the FBCA provides that the Company is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the FBCA further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, circumstances under which the director has voted for or assented to a distribution made in violation of the FBCA or the Company's Articles of Incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. Article IX of the Company's Amended and Restated Bylaws provides that the Company shall indemnify any director or officer or any former director or officer to the fullest extent permitted by law.

ITEM 16. LIST OF EXHIBITS

         The exhibits to this registration statement are listed in the Index to Exhibits on page II-6.

ITEM 17. UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the 1933 Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by IMRglobal pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

           (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           (4) For purposes of determining any liability under the 1933 Act, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 9th day of September, 1999.


                                       IMRGLOBAL CORP.


                                       By: /s/ Satish K. Sanan
                                           -------------------------------------
                                           Satish K. Sanan
                                           Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Satish K. Sanan and Dilip Patel, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Report on Form S-3, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


             SIGNATURE                               TITLE                                   DATE
/s/         Satish K. Sanan
-----------------------------------     Chief Executive Officer                       September 9, 1999
            Satish K. Sanan                (Principal Executive Officer)
                                           and Director
/s/         John R. Hindman
-----------------------------------     President                                     September 9, 1999
            John R. Hindman                 (Principal Operating Officer)

/s/        Robert M. Molsick
-----------------------------------     Chief Financial Officer
           Robert M. Molsick                (Principal Financial and Accounting       September 9, 1999
                                             Officer)
/s/        Vincent Addonisio
-----------------------------------     Senior Vice President and
           Vincent Addonisio                Director                                  September 9, 1999

/s/        Philip Shipperlee
-----------------------------------     Senior Vice President-Global Sales
           Philip Shipperlee                and Director                              September 9, 1999

/s/        Charles C. Luthin
-----------------------------------     Director                                      September 9, 1999
           Charles C. Luthin

/s/      Jeffrey S. Slowgrowe
-----------------------------------     Director                                      September 9, 1999
         Jeffrey S. Slowgrowe




                                INDEX TO EXHIBITS




       Exhibit
       Number                            Description
       ------                            -----------

         3(i)(a)  Amendments to the Amended and Restated Articles of
                  Incorporation

         3(i)(b)  Amended and Restated Articles of Incorporation*

         3(ii)    Amended and Restated Bylaws*

         5        Opinion of Counsel re: legality

         23.1     Consent of Ernst & Young LLP as Independent Certified Public
                  Accountants

         23.2     Consent of PricewaterhouseCoopers LLP as Independent
                  Certified Public Accountants

         23.3     Consent of Arthur Andersen LLP as Independent Public
                  Accountants

         23.4     Consent of Legal Counsel (contained in Exhibit 5)

-----------------------------------
*Incorporated by reference to Exhibit of the same number filed with the company's Registration Statement on Form S-1 (Registration No. 333-12037).